

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15005072

No Act
PE 12/19/14

February 9, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-9-15

Kimberley S. Drexler
Cravath, Swaine & Moore LLP
kdrexler@cravath.com

Re: NCR Corporation
Incoming letter dated December 19, 2014

Dear Ms. Drexler:

This is in response to your letters dated December 19, 2014 and February 6, 2015 concerning the shareholder proposal submitted to NCR by Myra K. Young. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA OMB Memorandum M-07-16 ***

February 9, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NCR Corporation
Incoming letter dated December 19, 2014

The proposal requests that the board take the steps necessary so that each voting requirement in NCR's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that NCR may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that NCR will provide shareholders at NCR's 2015 annual meeting with an opportunity to approve amendments to NCR's charter, approval of which will result in the replacement of each provision in NCR's charter and bylaws that calls for a supermajority vote with a majority vote requirement. Accordingly, we will not recommend enforcement action to the Commission if NCR omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: +1-212-474-1000
FACSIMILE: +1-212-474-3700

CITYPOINT
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LONDON EC2Y 9HR
TELEPHONE: +44-20-7453-1000
FACSIMILE: +44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1434

NCR Corporation
Stockholder Proposal of Myra K. Young
Securities Exchange Act of 1934—Rule 14a-8

February 6, 2015

Ladies and Gentlemen:

On behalf of our client, NCR Corporation, a Maryland corporation ("NCR" or the "Company"), we submitted a letter to you (the "Initial Request Letter") on December 19, 2014, requesting that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that NCR may, for the reasons set forth in the Initial Request Letter, properly exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "Proxy Materials") a stockholder proposal and related supporting statement (the "Proposal") received from Myra K. Young (the "Proponent"). That proposal reads

> **RESOLVED,** Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

In the Initial Request Letter, which is attached as Annex A, we had respectfully requested your concurrence that NCR may exclude the Proposal pursuant to both (A) Rule 14a-8(i)(9) because the Proposal directly conflicts with a Company proposal to be submitted to the stockholders for consideration at the Company's next Annual meeting, and (B) Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

We are aware of the statement issued on January 16, 2015, by Mary Jo White, the Chair of the Securities and Exchange Commission (the "SEC" or the "Commission") in which she directed the Staff to review Rule 14a-8(i)(9).[1] We are also aware of the corresponding announcement issued by the Staff on that same date in which you advised that in light of the Chair's statement, the Staff "will express no views on the application of Rule 14a-8(i)(9) during the current proxy season."[2] In light of these statements, although it remains our view that NCR may properly exclude the Proposal pursuant to Rule 14a-8(i)(9), we are no longer pursuing our request that you concur in that view.

It also remains our view, however, as expressed in the Initial Request Letter, that NCR may properly exclude the Proposal pursuant to Rule 14a-8(i)(10), and we reiterate our request that you concur in that view. We write today to advise you that NCR's Board of Directors (the "Board") has completed the actions discussed in the Initial Request Letter and accordingly has taken all steps in its power to substantially implement the Proposal.

1. Background

At its meeting held on January 21, 2015, the Board approved and authorized the Company to include in its Proxy Statement for approval by the Company's stockholders at the Company's 2015 Annual Meeting a proposal (the "Company Proposal") to make certain amendments to the Company's charter (the "Charter") that will eliminate supermajority voting requirements applicable to the Company in the Charter and under Maryland Law and replace such supermajority voting requirements with a voting standard of a majority of the votes entitled to be cast, as described below (the "Charter Amendments"). The "supermajority" voting standards currently present in the Charter and in the Company's Bylaws ("Bylaws") were identified and discussed in detail in the Initial Request Letter.

As discussed in the Initial Request Letter, in order to remove those supermajority voting standards the Company Proposal calls for Articles of Amendment and Restatement to be filed with the State Department of Assessments and Taxation of Maryland which will amend the Charter to replace the supermajority voting provisions with a voting standard of a majority of the votes entitled to be cast.[3] The Company

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[1] "Statement from Chair White Directing Staff to Review Commission Rule for Excluding Conflicting Proxy Proposals," January 16, 2015, *available at* http://www.sec.gov/news/statement/statement-on-conflicting-proxy-proposals.html#.VNS_YdLF9EI.

[2] "Division of Corporation Finance Will Express No Views under Exchange Act Rule 14a-8(i)(9) for Current Proxy Season," January 16, 2015, *available at* http://www.sec.gov/corpfin/announcement/cf-announcement---rule-14a-8i9-no-views.html#.VNTCS9LF9EI.

[3] Instead of a majority of the votes entitled to be cast, Article VII, Section 7.1(d) will be amended to generally provide that a vacancy on the Board of Directors which results from the removal of a director

Proposal also includes an amendment to the Charter to add a Cut-Down Provision, which will result in a standard requiring a majority of the votes entitled to be cast for the Company to dissolve, amend its charter, merge, consolidate with another entity or convert into another form of entity, sell all or substantially all of its assets or engage in a statutory share exchange. The majority of the votes entitled to be cast standard for these matters is, as contemplated by the Proposal, "the closest standard to a majority of the votes cast for and against such proposals consistent with [Maryland law]".

Also as discussed in the Initial Request Letter, the Board adopted a resolution to approve a conforming amendment to the Bylaws that will eliminate the supermajority voting provision contained in the Bylaws and to replace it with a voting standard of a majority of the votes entitled to be cast, effective upon approval by the Company's stockholders of the Charter Amendments (the "Bylaws Amendment" and together with the proposed Charter Amendments, the "Amendments") at the 2015 Annual Meeting. At that time, the conforming changes contemplated by the Bylaw Amendments will become effective.

The Company Proposal must be approved by the Company's stockholders but the Board has now taken all of the actions in its power to remove the supermajority voting provisions in the Charter and the Bylaws and will be recommending in the Proxy Materials that the Company's stockholders approve the Charter Amendments. If the Amendments become effective, the Company's Charter and Bylaws will no longer contain any supermajority voting provisions with respect to stockholder votes and the Company will also have reduced the supermajority vote provisions of the Maryland General Corporation Law, as applicable to the Company, and also as discussed in the Initial Request Letter. Drafts of the Articles of Amendment and Restatement containing the Charter Amendments and the Amended and Restated Bylaws containing the Bylaws Amendment, both of which have now been approved by the Board, were attached as Exhibit B to the Initial Request Letter.

2. **Conclusion**

Based on the foregoing as well as on the discussion and analysis of Rule 14a-8(i)(10) and its application to NCR and the Proposal that was contained in the Initial Request Letter, we respectfully restate our request that the Staff concur in our view that the Proposal may be properly excluded from NCR's Proxy Materials pursuant to Rule 14a-8(i)(10).. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that NCR may omit the Proposal from its Proxy Materials, please contact me at (212) 474-1434. I would appreciate your sending your

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may be filled by the stockholders, which will have the effect of defaulting to the standard for director elections in the bylaws. The current standard for director elections is a majority of the votes cast.

response via e-mail to me at KDrexler@cravath.com as well as to NCR, attention of Edward Gallagher, Acting General Counsel and Corporate Secretary at edward.gallagher@ncr.com.

Very truly yours,

/s/ Kimberley S. Drexler
Kimberley S. Drexler

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls.

Copies w/encl. to:

Myra K. Young
c/o John Chevedden

*** FISMA OMB Memorandum M-07-16 ***

VIA EMAIL: *** FISMA OMB Memorandum M-07-16 ***

Edward Gallagher
Acting General Counsel and Corporate Secretary
NCR Corporation
250 Greenwich Street
7 WTC, 35th floor
New York, NY 10007

VIA EMAIL: edward.gallagher@ncr.com

Elise Kirban
Law Vice President, Associate General Counsel & Chief Ethics & Compliance Officer
NCR Corporation
250 Greenwich Street
7 WTC, 35th floor
New York, NY 10007

VIA EMAIL: elise.kirban@ncr.com

Michael D. Schiffer
Venable LLP
750 E. Pratt Street
Suite 900
Baltimore, MD 21202

VIA EMAIL: MDSchiffer@Venable.com

ANNEX A

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: +1-212-474-1000
FACSIMILE: +1-212-474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: +44-20-7453-1000
FACSIMILE: +44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER
(212) 474-1434

NCR Corporation
Stockholder Proposal of Myra K. Young
Securities Exchange Act of 1934—Rule 14a-8

December 19, 2014

Ladies and Gentlemen:

On behalf of our client, NCR Corporation, a Maryland corporation ("NCR" or the "Company"), we write to inform you of NCR's intention to exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "Proxy Materials") a stockholder proposal and related supporting statement (the "Proposal") received from Myra K. Young (the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that NCR may, for the reasons set forth below, properly exclude the Proposal from the Proxy Materials. NCR has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of NCR pursuant to Rule 14a-8(k) and SLB 14D.

1. **The Proposal**

The Proponent requests that the following matter be submitted to a vote of the stockholders at NCR's next Annual Meeting of Stockholders:

> **RESOLVED,** Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the Proposal, the Proponent's cover letter, dated October 24, 2014, submitting the Proposal and other correspondence relating to the Proposal are attached hereto as Exhibit A.

2. **Background**

The Company's charter (the "Charter") and the Company's Bylaws ("Bylaws") set forth certain "supermajority" voting standards. Presently, the Company's Charter includes the following supermajority voting provisions:

Removal of Directors: Article VII, Section 7.1(c) provides that: "Except as provided by law with respect to directors elected by stockholders of a class or series, any director or the entire Board of Directors may be removed for cause by the affirmative vote of the holders of not less than 80% of the voting power of [all shares of the Company entitled to vote generally in the election of directors (the "Voting Stock")] then outstanding, voting together as a single class . . .."

Replacement of Directors: Article VII, Section 7.1(d) provides that: "Except as provided by law with respect to directors elected by stockholders of a class or series, a vacancy on the Board of Directors which results from the removal of a director may be filled by the affirmative vote of the holders of not less than 80% of the voting power of the then outstanding Voting Stock, voting together as a single class, and a vacancy which results from any such removal or from any other cause may be filled by a majority of the remaining directors, whether or not sufficient to constitute a quorum."

Alteration, Repeal or Adoption of Bylaws: Article VIII, Section 8.2 provides that: "[A]ny proposed alteration or repeal of, or the adoption of any Bylaw inconsistent with, Sections 2, 8 or 11 of Article I of the Bylaws, with Section 1, 2 or 3 of Article II of the Bylaws, or Article X of the Bylaws or this sentence, by the stockholders shall require the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock then outstanding, voting together as a single class . . .."

Amendment of the Charter: Article IX, Section 9.1 provides that: "[T]he affirmative vote of the holders of at least 80% of the Voting Stock then outstanding, voting together as a single class, at a meeting of the stockholders duly called for such purpose shall be required to alter, amend, adopt any provision inconsistent with or repeal Article V, Article VII, Section 8.2 of Article VIII, or this Article IX of the Charter."

The Company's Bylaws include the following supermajority voting provision:

Alteration, Repeal or Adoption of Bylaw – Amendment of Bylaws: Article X of the Bylaws provides that:

> These Bylaws may be altered or repealed and new Bylaws may be adopted (a) at any annual or special meeting of stockholders by the affirmative vote of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote thereat, *provided, however*, that to the extent set forth in the Charter any proposed alteration or repeal of, or the adoption of, any Bylaw shall require the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock (as defined in the Charter) then outstanding, voting together as a single class, and *provided, further, however,* that, in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new Bylaw or Bylaws must be contained in the notice of such special meeting, or (b) by the affirmative vote of a majority of the Whole Board.

In addition, under the Maryland General Corporation Law (the "MGCL"), the statute pursuant to which the Company is formed, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate with another entity or convert into another form of entity, sell all or substantially all of its assets or engage in a statutory share exchange unless approved by the affirmative vote of stockholders holding at least two-thirds of all the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter (a "Cut-Down Provision"). The Company's charter currently does not contain a Cut-Down Provision.

At the next regularly scheduled meetings of the Committee on Directors and Governance (the "Committee") of the Company's Board of Directors (the "Board") and the Board, which will occur in January 2015, the Committee and the Board will consider approving and recommending to, respectively, the Board and the Company's stockholders for approval at the Company's 2015 Annual Meeting, a proposal (the "Company Proposal") to make certain amendments to the Charter that will eliminate supermajority voting requirements in the Charter and under Maryland Law and replace such supermajority voting requirements with a voting standard of a majority of the votes entitled to be cast, as described below (the "Charter Amendments"). First, if the Company Proposal is approved by the Company's stockholders – which approval will itself require the affirmative vote of 80% of the votes entitled to be cast, in keeping with the current terms of the Charter – Articles of Amendment and Restatement will be filed with the State Department of Assessments and Taxation of Maryland which will amend the Charter to replace the supermajority voting provisions discussed above with a voting standard of a majority of the votes entitled to be cast.[1] Second, the Company Proposal would include an amendment to the Charter to add a Cut-Down Provision, which will result in a standard requiring a majority of the votes entitled to be cast for the Company to dissolve, amend its charter, merge, consolidate with another entity or convert into another form of entity, sell all or substantially all of its assets or engage in a statutory share exchange.

The Committee and the Board will also consider adopting resolutions to approve a conforming amendment to the Bylaws that will eliminate the supermajority voting provision discussed above and replace it with a voting standard of a majority of the votes entitled to be cast, effective upon approval by the Company's stockholders of the Charter Amendments at the 2015 Annual Meeting (the "Bylaw Amendment" and together with the Charter Amendments, the "Amendments"). At that time, the conforming changes contemplated by the Bylaw Amendment will also become effective.

If the Amendments become effective, the Company's Charter and Bylaws will no longer contain any supermajority voting provisions with respect to stockholder votes and the Company will have reduced the supermajority vote provisions of the MGCL referred to above. Drafts of the Articles of Amendment and Restatement containing the Charter Amendments and the Amended and Restated Bylaws containing the Bylaw Amendments are attached as Exhibit B and each is also blacklined to reflect the Amendments. As noted above, Board approval of the Amendments will be considered at a Board meeting to be held in January 2015.

We are submitting this no-action request at this time to meet the timing requirements of Rule 14a-8. Although the Board has not yet approved the Amendments, the Staff has permitted companies to exclude proposals in reliance on Rule 14a-8(i)(9) and 14a-8(i)(10), the two grounds for exclusion under this letter, where the company represents that its board is expected to consider a company proposal that will conflict with a stockholder proposal or substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken. *See, e.g., Nasdaq OMX Group Inc.* (avail. Feb. 22, 2013) (concurring with the exclusion of a stockholder proposal requesting a change of the company's

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[1] Instead of a majority of the votes entitled to be cast, Article VII, Section 7.1(d) will be amended to generally provide that a vacancy on the Board of Directors which results from the removal of a director may be filled by the stockholders, which will have the effect of defaulting to the standard for director elections in the bylaws. The current standard for director elections is a majority of the votes cast.

supermajority voting standard to a majority of the votes cast standard in its charter and bylaws where the company notified the Staff that its board was expected to consider a conflicting company proposal and later filed a supplemental letter notifying the Staff that the conflicting company proposal had been approved by the board); and *Del Monte Foods Co.* (avail. May 6, 2010) (concurring with the exclusion of a stockholder proposal requesting a change of the company's supermajority voting standard to a majority of the votes cast standard in its charter and bylaws where the company notified the Staff that its board was expected to consider a conflicting company proposal and later filed a supplemental letter notifying the Staff that the conflicting company proposal had been approved by the board). If the Board does not approve the Charter Amendments and submit them to the stockholders for approval, or approve the Bylaw Amendments, the Company will include the Proposal in the Proxy Materials.

Grounds for Omission

NCR believes that the Proposal may be properly omitted from the Proxy Materials pursuant to (A) Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company Proposal to be submitted to the stockholders for consideration at the Company's next Annual meeting, and (B) Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

A. *Rule 14a-8(i)(9)—Conflicts with the company's own proposals.*

Rule 14a-8(i)(9) provides that a stockholder proposal may be excluded from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals submitted to shareholders at the same meeting." In amending Rule 14a-8(i)(9), the Commission clarified that it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." Exchange Act Release No. 40018, n.27 (May 21, 1998). Consistent with the Commission's position, the Staff has consistently concurred that where a stockholder proposal and a company-sponsored proposal present alternative and conflicting decisions for stockholders and if both proposals were to be submitted, could provide inconsistent, ambiguous or inconclusive results, the stockholder proposal may be omitted from the proxy statement under Rule 14a-8(i)(9). *See L-3 Communications Holdings Inc.* (avail. Jan. 28, 2013); *Alcoa, Inc.* (avail. Jan. 12, 2011); *The Walt Disney Company* (avail. Nov. 16, 2009); and *Allergan, Inc.* (avail. Feb. 22, 2010).

The Staff has previously allowed the exclusion of a stockholder proposal that was substantially identical to the Proposal under Rule 14a-8(i)(9) where, as here, the company represents that it will seek stockholder approval of an amendment to reduce provisions containing supermajority thresholds to "a majority of shares outstanding". *See, e.g., SAIC, Inc.* (avail. Feb. 15, 2013); *CVS Caremark Corporation* (avail. Feb. 8, 2013); *Alcoa Inc.* (avail. Jan. 6, 2012); and *Fluor Corp.* (avail. Jan. 25, 2011). And in *SUPERVALU Inc.* (avail. Apr. 20, 2012), the Staff concurred with the exclusion of a stockholder proposal that requested the adoption of simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 75% to 66 2/3%. *See also Duke*

Energy Corp. (avail. Mar. 2, 2012) (concurring with the exclusion of a stockholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing any supermajority provisions from 80% to 75%); and *Piedmont Natural Gas Co., Inc.* (avail. Nov. 17, 2011) (concurring with the exclusions of a stockholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing its then current provisions requiring a supermajority vote of 80% down to 66 2/3%).

The Staff has concurred in excluding a stockholder proposal when inclusion of the conflicting stockholder's proposal would create the potential for inconsistent, ambiguous or inconclusive results. As an example directly on point to the Company's request, in each of the 2011 and 2012 *Alcoa, Inc.* No-Action Letters, the Staff concurred that Alcoa could exclude a proposal that is substantially the same as the Proposal. The Alcoa stockholder's proposal requested that the board of directors take the steps necessary so that each charter and bylaw voting requirement calling for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal. In response, Alcoa represented that it would be submitting company proposals to amend each of the charter provisions implicated by the stockholder's proposal but would be presenting voting standards based on the number of shares outstanding, and not based on the number of votes cast for and against. Alcoa explained that the inclusion of the stockholder's proposal in the proxy materials would create the potential for inconsistent, ambiguous or inconclusive results, because if all of the proposals were approved, Alcoa would be unable to determine the voting standard that stockholders intended to support. In concurring with Alcoa's position, the Staff permitted exclusion of the stockholder's proposal under Rule 14a-8(i)(9) because the inclusion of both the stockholder's proposal and Alcoa's proposals in its proxy material would present alternative and conflicting decisions for stockholders and would create the potential for inconsistent and ambiguous results if the stockholder's proposal and Alcoa's proposals were approved. In the case at hand, NCR faces the same situation – inclusion of the Proposal would present stockholders with two proposals for their vote requiring alternative and conflicting decisions and would create the potential of inconsistent and ambiguous results.

In addition, inclusion of the Proposal may confuse stockholders by implying that the Board did not take positive action to implement the Proposal's objective, which is to eliminate supermajority voting provisions in the Charter and Bylaws, while presenting the Company's proposals simultaneously. Omitting the Proposal from the 2015 Proxy Materials will eliminate potential confusion and will allow for a quicker process of removal of the supermajority voting provisions in the Charter and Bylaws.

We believe that the Proposal may be omitted from the 2015 Proxy Statement under Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company Proposal. Submitting the Proposal along with the Company Proposal to the Company's stockholders would put stockholders in the untenable position of having to reconcile, and vote on, two mutually exclusive proposals. Moreover, a vote on the Proposal and the Company Proposal would create the potential for inconsistent and ambiguous results, given the differing voting thresholds contemplated by the competing proposals. The Charter and the Bylaws cannot be amended to reflect both the Proposal and the Company Proposal, even if the stockholders voted in favor of each. For the reasons set forth above, we respectfully request that the Staff concur that NCR may properly omit the Proposal from its Proxy Materials on the basis of Rule 14a-8(i)(9).

B. *Rule 14a-8(i)(10)—Substantially implemented.*

NCR also believes that it may properly omit the Proposal from the Proxy Materials under Rule 14a-8(i)(10), which provides that a proposal may be excluded from proxy materials if "the company has already substantially implemented the proposal".

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998). Thus, when a company can demonstrate that it has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal that requested a "global warming report" that discussed how the Company's efforts to ameliorate climate change may have affected the global climate when the Company had already made various statements about its efforts related to climate change, which were scattered throughout various corporate documents and disclosures).

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018, at n.30 and accompanying text (May 21, 1998). *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (concurring that a proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting). Differences between a company's actions and a stockholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring that a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees was substantially implemented when the company had verified the legitimacy of 91% of its domestic workforce); and *Masco Corp.* (avail. Mar. 29, 1999) (concurring in the exclusion of a proposal seeking specific criteria for the company's outside directors after the company had adopted a version of the proposal that included modification and clarifications). The Staff has further explained that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

Based on this standard and assuming Board approval of the Amendments, the Company will have substantially implemented the Proposal because the Amendments fulfill the essential objective of the Proposal, which is to eliminate supermajority voting provisions in the Charter and Bylaws and to reduce the statutory supermajority votes discussed above. In fact, the Proposal would state that "Shareholders request that our board take the steps necessary...." and the Board will have, by virtue of the Company Proposal, done exactly that. The Board lacks unilateral authority to adopt the Charter Amendments, but, consistent with the Proposal, will have taken all of the steps necessary to eliminate all stockholder supermajority voting requirements in the Charter. As noted previously, the Board is expected to approve the submission of the Charter Amendments for a stockholder vote at the 2015 Annual Meeting. The Board is also expected to approve the Bylaw Amendments that will be effective upon approval by the stockholders of the Charter Amendments. These actions will eliminate all supermajority voting provisions from the Charter and the Bylaws. By submitting the Charter Amendments to the Company's stockholders at the 2015 Annual Meeting, and by approving the conforming change to the Bylaws that will be effective upon approval by the stockholders of the Charter Amendments, the Company will have addressed the "essential objective" of the Proposal.

The Staff has on numerous occasions, including in connection with stockholder proposals similar to the Proposal, concurred with companies having taken similar action as the Company that such companies have substantially implemented the proposals under Rule 14a-8(i)(10). *See McKesson Corp.* (avail. Apr. 8, 2011, "*McKesson*"); *Express Scripts, Inc.* (avail. Jan. 28, 2010, "*Express Scripts*"); *Applied Materials, Inc.* (avail. Dec. 19, 2008). For example, in *McKesson*, the Staff concurred that the proposal requesting that "each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws" was substantially implemented where the company's board of directors approved amendments to its certificate of incorporation that would eliminate the supermajority voting standards required for amendments to the certificate of incorporation and bylaws and replace such standards with a voting standard based on a majority of outstanding shares. Similarly, in *Express Scripts* the Staff concurred that a proposal requesting that "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" was substantially implemented where the company's board of directors approved a bylaw amendment that would lower the voting standard required to approve certain bylaw amendments from 66 2/3% to a majority of outstanding shares.

As noted above, at a meeting of the Board scheduled to take place in January 2015, the Board is expected to approve the Charter Amendments and direct that the Charter Amendments be submitted to a stockholder vote at the 2015 Annual Meeting. The Board is also expected to approve the conforming change contemplated by the Bylaw Amendments that will become effective upon stockholder approval of the Charter Amendments. Accordingly, if the Company's stockholders approve the Charter Amendments at the 2015 Annual Meeting, and the Charter Amendments are then filed with and accepted for record by the State Department of Assessments and Taxation of Maryland, the Company's Charter and Bylaws would no longer contain supermajority voting requirements and will have reduced the statutory supermajority votes discussed above.

Therefore, the Company believes that these actions achieve the "essential objective" of, and therefore "substantially implement", the Proposal, so that the Company may properly omit the Proposal from the Proxy Materials in accordance with Rule 14a-8(i)(10). Accordingly, we respectfully request that the Staff concur that the Proposal may be properly omitted from the Proxy Materials on the basis of Rule 14a-8(i)(10).

3. **Conclusion**

Based on the foregoing, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from NCR's Proxy Materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that NCR may omit the Proposal from its Proxy Materials, please contact me at (212) 474-1434. I would appreciate your sending your response via e-mail to me at KDrexler@cravath.com as well as to NCR, attention of Edward Gallagher, Acting General Counsel and Corporate Secretary at edward.gallagher@ncr.com.

Very truly yours,

/s/ Kimberley S. Drexler
Kimberley S. Drexler

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls.

Copies w/encl. to:

Myra K. Young
c/o John Chevedden

*** FISMA OMB Memorandum M-07-16 ***

Edward Gallagher
Acting General Counsel and Corporate Secretary
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

Elise Kirban
Law Vice President, Associate General Counsel & Chief Ethics & Compliance Officer
NCR Corporation
250 Greenwich Street
7 WTC, 35th floor
New York, NY 10007

Michael D. Schiffer
Venable LLP
750 E. Pratt Street
Suite 900
Baltimore, MD 21202

EXHIBIT A

*** FISMA OMB Memorandum M-07-16 ***

October 24, 2014

Ms. Jennifer M. Daniels
Corporate Secretary
NCR Corporation (NCR)
3097 Satellite Boulevard
Duluth, GA 30096
PH: 937-445-5000

Dear Corporate Secretary,

I am pleased to be a shareholder in NCR Corporation (NCR) and appreciate the leadership NCR has shown in consumer transaction technologies. However, I believe NCR has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden *** FISMA OMB Memorandum M-07-16 *** *** FISMA OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA OMB Memorandum M-07-16 *** *** FISMA OMB Memorandum M-07-16 ***

Sincerely,



Myra K. Young

October 24`, 2014
Date

cc: John Chevedden
Jane Kamenz <jkamenz@coca-cola.com>
Jared Brandman <jbrandman@coca-cola.com>
Gloria Bowden <gbowden@coca-cola.com>

[NCR: Rule 14a-8 Proposal, October 24, 2014]

Proposal 4 – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority.

Please vote to protect shareholder value:

Simple Majority Vote – Proposal 4

Notes:
Myra K. Young, *** FISMA OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA OMB Memorandum M-07-16 ***

EXHIBIT B

ARTICLES OF AMENDMENT AND RESTATEMENT

OF

NCR CORPORATION

FIRST: NCR Corporation, a Maryland corporation (the "Corporation"), desires to amend and restate its charter as currently in effect and as hereinafter amended.

SECOND: The following provisions are all of the provisions of the Charter currently in effect and as hereinafter amended:

ARTICLE I

Name

Section 1.1. The name of the Corporation (the "Corporation") is: NCR Corporation.

ARTICLE II

Principal Office, Registered Office and Agent

Section 2.1. The address of the Corporation's principal office in the State of Maryland is 2 Choke Cherry Road, Rockville, Maryland 20815. The resident agent of the Corporation in the State of Maryland is ~~Mallon Snyder~~CSC-Lawyers Incorporating Service Company. The address of the resident agent is ~~99 South Washington~~7 St. Paul Street, ~~Rockville~~Suite 820, Baltimore, Maryland ~~20850.~~21202. Such resident agent is a Maryland ~~resident.~~corporation.

ARTICLE III

Purposes

Section 3.1. The purpose of the Corporation is to engage in any lawful act, activity or business for which corporations may be organized under the General Laws of the State of Maryland as now or hereafter in force. The Corporation shall have all the general powers granted by law to Maryland corporations and all other powers not inconsistent with law which are appropriate to promote and attain its purpose.

ARTICLE IV

Capital Stock

Section 4.1. The Corporation shall be authorized to issue 600,000,000 shares of capital stock, of which 500,000,000 shares shall be classified as "Common Stock", $.01 par value per share ("Common Stock") (having an aggregate par value of $5,000,000.00), and 100,000,000 shares shall be classified as "Preferred Stock", $.01 par value per share ("Preferred Stock") (having an aggregate par value of $1,000,000.00). The aggregate par value of all authorized shares is $6,000,000.00. The Board of Directors may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of stock.

Section 4.2. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. The holders of shares of Common Stock shall be entitled to one vote for each such share upon all proposals presented to the stockholders on which the holders of Common Stock are entitled to vote, except for proposals on which only the holders of another specified class or series of capital stock are entitled to vote. Subject to the provisions of law and any preference rights with respect to the payment of dividends attaching to the Preferred Stock or any series thereof, the holders of Common Stock shall be entitled to receive, as and when declared by the Board of Directors, dividends and other distributions authorized by the Board of Directors in accordance with Maryland General Corporation Law, as in effect from time to time (the "MGCL") and to all other rights of a stockholder pursuant thereto. Except as otherwise provided by law or in the Charter of the Corporation (including in any Articles Supplementary (as defined below)) (the "Charter"), the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote. In the event of a liquidation, dissolution or winding up of the Corporation or other distribution of the Corporation's assets among stockholders for the purpose of winding up the Corporation's affairs, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights, privileges, conditions and restrictions attaching to the Preferred Stock or any series thereof, the Common Stock shall entitle the holders thereof, together with the holders of any other class of stock hereafter classified or reclassified not having a preference on distributions in the liquidation, dissolution or winding up of the Corporation or other distribution of the Corporation's assets among stockholders for the purpose of winding up the Corporation's affairs, whether voluntary or involuntary, to share ratably in the remaining net assets of the Corporation.

Section 4.3. The Preferred Stock may be issued from time to time in one or more series as authorized by the Board of Directors. The Board of Directors shall have the power from time to time to the maximum extent permitted by the MGCL to classify or reclassify, in one or more series, any unissued shares of Preferred Stock, and to reclassify any unissued shares of any series of Preferred Stock, in any such case, by setting or changing the number of shares constituting such series and the designation, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of the stock. In any such event, the Corporation shall file for record with the State Department of Assessments and Taxation of Maryland (or other appropriate entity) articles supplementary in form and substance prescribed by the MGCL (each, an "Articles Supplementary"). Subject to the express terms of any series of Preferred Stock outstanding at the time, the Board of Directors may increase or decrease the number or alter the designation or classify or reclassify any unissued shares of a particular series of Preferred Stock by fixing or altering in one or more respects, from time to time before issuing the shares, any terms, rights, restrictions and qualifications of the shares, including any preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of the shares of the series.

Section 4.4. Subject to the foregoing, the power of the Board of Directors to classify and reclassify any of the shares of capital stock shall include, without limitation, subject to the provisions of the Charter, authority to classify or reclassify any unissued shares of such stock into a class or classes of preferred stock, preference stock, special stock or other stock, and to divide and classify shares of any class into one or more series of such class, by determining, fixing or altering one or more of the following:

(a) the designation of such class or series, which may be by distinguishing number, letter or title:

(b) the number of shares of such class or series, which number the Board of Directors may thereafter (except where otherwise provided in the Articles Supplementary) increase or decrease (but not below the number of shares thereof then outstanding) and any shares of any class or series which have been redeemed, purchased, otherwise acquired or converted into shares of Common Stock or any other class or series shall become part of the authorized capital stock and be subject to classification and reclassification as provided in this Section;

(c) whether dividends, if any, shall be cumulative or noncumulative, and, in the case of shares of any class or series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such class or series shall be cumulative;

(d) the rate of any dividends (or method of determining such dividends) payable to the holders of the shares of such class or series, any conditions upon which such dividends shall be paid and the date or dates or the method for determining the date or dates upon which such dividends shall be payable, and whether any such dividends shall rank senior or junior to or on a parity with the dividends payable on any other class or series of stock;

(e) the price or prices (or method of determining such price or prices) at which, the form of payment of such price or prices (which may be cash, property or rights, including securities of the same or another corporation or other entity) for which, the period or periods within which and the terms and conditions upon which the shares of such class or series may be redeemed, in whole or in part, at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events, if any;

(f) the obligation, if any, of the Corporation to purchase or redeem shares of such class or series pursuant to a sinking fund or otherwise and the price or prices at which, the form of payment of such price or prices (which may be cash, property or rights, including securities of the same or another corporation or other entity) for which, the period or periods within which and the terms and conditions upon which the shares of such class or series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(g) the rights of the holders of shares of such class or series upon the liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the Corporation, which rights may vary depending upon whether such liquidation, dissolution or winding up is voluntary or involuntary and, if voluntary, may vary at different dates, and whether such rights shall rank senior or junior to or on a parity with such rights of any other class or series of stock;

(h) provisions, if any, for the conversion or exchange of the shares of such class or series, at any time or times at the option of the holder or holders thereof or at the option of the Corporation or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock, or any other security, of the Corporation, or any other corporation or other entity, and the price or prices or rate or rates of conversion or exchange and any adjustments applicable thereto, and all other terms and conditions upon which such conversion or exchange may be made;

(i) restrictions on the issuance of shares of the same series or of any other class or series, if any;

(j) the voting rights, if any, of the holders of shares of such class or series in addition to any voting rights required by law;

(k) whether or not there shall be any limitations applicable, while shares of such class or series are outstanding, upon the payment of dividends or making of distributions on, or the acquisition of, or the use of moneys for purchase or redemption of, any stock of the Corporation, or upon any other action of the Corporation, including action under this Section, and, if so, the terms and conditions thereof; and

(l) any other preferences, rights, restrictions, including restrictions on transferability, and qualifications of shares of such class or series, not inconsistent with law and the Charter.

Section 4.5. For the purposes hereof and of any Articles Supplementary to the Charter providing for the classification or reclassification of any shares of capital stock or of any other charter document of the Corporation (unless otherwise provided in any such article or document), any class or series of stock of the Corporation shall be deemed to rank:

(a) prior to another class or series either as to dividends or upon liquidation, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable on liquidation, dissolution or winding up, as the case may be, in preference or priority to holders of such other class or series;

(b) on a parity with another class or series either as to dividends or upon liquidation, whether or not the dividend rates, dividend payment dates or redemption or liquidation price per share thereof be different from those of such others, if the holders of such class or series of stock shall be entitled to receipt of dividends or amounts distributable upon liquidation, dissolution or winding up, as the case may be, in proportion to their respective dividend rates or redemption or liquidation prices, without preference or priority over the holders of such other class or series; and

(c) junior to another class or series either as to dividends or upon liquidation, if the rights of the holders of such class or series shall be subject or subordinate to the rights of the holders of such other class or series in respect of the receipt of dividends or the amounts distributable upon liquidation, dissolution or winding up, as the case may be.

Section 4.6. (a) In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares or otherwise, is permitted under the MGCL, no effect shall be given to amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights upon dissolution are junior to those receiving the distribution.

(b) The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

(c) Except as may be set forth in any Articles Supplementary, the Board of Directors is hereby expressly authorized pursuant to Section 2-309(b)(5) of the MGCL (or any successor similar or comparable provision) to declare or pay a dividend payable in shares of one class of the Corporation's stock to the holders of shares of such class of the Corporation's stock or to the holders of shares of any other class of stock of the Corporation.

ARTICLE V

Stockholder Action

Section 5.1. Except as may be provided in any Articles Supplementary, any corporate action upon which a vote of stockholder is required or permitted may be taken without a meeting or vote of stockholders only with the unanimous written consent of stockholders entitled to vote thereon.

Section 5.2. Except as otherwise required by the MGCL or as provided elsewhere in the Charter or in the Bylaws, special meetings of stockholders of the Corporation for any purpose or purposes may be called only by the Board of Directors or by the President of the Corporation. No business other than that stated in the notice of the special meeting shall be transacted at such special meeting. Each of the Board of Directors, the President and Secretary of the Corporation shall have the maximum power and authority permitted by the MGCL with respect to the establishment of the date of any special meeting of stockholders, the establishment of the record date for stockholders entitled to vote thereat, the imposition of conditions on the conduct of any special meeting of stockholders and all other matters relating to the call, conduct, adjournment or postponement of any special meeting, regardless of whether the meeting was convened by the Board of Directors, the President, the stockholders of the Corporation or otherwise.

ARTICLE VI

Provisions Defining, Limiting and Regulating Powers

Section 6.1. The following provisions are hereby adopted for the purposes of defining, limiting and regulating the powers of the Corporation and the directors and stockholders, subject, however, to any provisions, conditions and restrictions hereafter authorized pursuant to Article IV hereof:

(a) The Board of Directors of the Corporation is empowered to authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, and securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable, and without any action by the stockholders.

(b) No holder of any stock or any other securities of the Corporation, whether now or hereafter authorized, shall have any preemptive right to subscribe for or purchase any stock or any other securities of the Corporation other than such, if any, as the Board of Directors, in its sole discretion, may determine and at such price or prices and upon such other terms as the Board of Directors, in its sole discretion, may fix; and any stock or other securities which the Board of Directors may determine to offer for subscription may, as the Board of Directors in its sole discretion shall determine, be offered to the holders of any class, series or type of stock or other securities at the time outstanding to the exclusion of the holders of any or all other classes, series or types of stock or other securities at the time outstanding.

(c) The Board of Directors of the Corporation shall, consistent with applicable law, have power in its sole discretion to determine from time to time in accordance with sound accounting practice or other reasonable valuation methods what constitutes annual or other net profits, earnings, surplus, or net assets in excess of capital; to fix and vary from time to time the amount to be reserved as working capital, or determine that retained earnings or surplus shall remain in the hands of the Corporation; to set apart out of any finds of the Corporation such reserve or reserves in such amount or amounts and for such proper purpose or purposes as it shall determine and to abolish any such reserve or any part thereof; to distribute and pay distributions or dividends in stock, cash or other securities or property, out of surplus or any other funds or amounts legally available therefor, at such times and to the stockholders of record on such dates as it may, from time to time, determine.

Section 6.2. ~~Unless provided to the contrary in the MGCL or other applicable law, the Charter or the Bylaws, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote~~Notwithstanding any provision of law permitting or requiring any action to be taken or approved by the affirmative vote of stockholders entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the Board of Directors and taken or approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter shall be the act of the stockholders.

Section 6.3. No directors shall be disqualified from voting or acting on behalf of the Corporation in contracting with any other corporation in which he may be a director, officer or stockholder, nor shall any director of the Corporation be disqualified from voting or acting in its behalf by reason of any personal interest.

Section 6.4. The Board of Directors shall have power to determine from time to time whether and to what extent and at what times and places and under what conditions and regulations the books, records, accounts and documents of the Corporation, or any of them, shall be open to inspection by stockholders, except as otherwise provided by law or by the Bylaws; and except as so provided no stockholder shall have any right to inspect any book, record, account or document of the Corporation unless authorized to do so by resolution of the Board of Directors.

Section 6.5. The enumeration and definition of particular powers of the Board of Directors included in the foregoing shall in no way be limited or restricted by reference to or inference from the terms of any other clause of this or any other Article of the Charter of the Corporation, or construed as or deemed by inference or otherwise in any manner to exclude or limit any powers conferred upon the Board of Directors under the General Laws of the State of Maryland now or hereafter in force.

ARTICLE VII

Board of Directors

Section 7.1. (a) The Corporation shall have threenine directors, which number may be increased or decreased from time to time in such lawful manner as the Bylaws of the Corporation shall provide, but shall never be less than the minimum number permitted by the General Laws of the State of Maryland, as now or hereafter in force.

(b) The directors, other than those who may be elected in accordance with the terms of any Articles Supplementary, shall be divided into three classes. Each such class shall consist, as nearly as may be possible, of one-third of the total number of directors, and any remaining directors shall be included with such group or groups as the Board of Directors shall designate. At the annual meeting of the stockholders of the Corporation for 1996, a class of directors shall be elected for a one-year term, a class of directors shall be elected for a two-year term, and a class of directors shall be elected for a three-year term. At each succeeding annual meeting of stockholders, beginning with 1997, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director.

(c) Except as provided by law with respect to directors elected by stockholders of a class or series, any director or the entire Board of Directors may be removed for cause, by the affirmative vote of the holders of not less than 80% of the voting power of all Voting Stock (as defined below) then outstanding, voting together as a single classa majority of the votes entitled to be cast on the matter. Subject to such removal, or the death, resignation or retirement of a director, a director shall hold office until the annual meeting of the stockholders for the year in which such director's term expires and until a successor shall be elected and qualified, except as provided in Section 7.1(d) hereof.

(d) Except as provided by law with respect to directors elected by stockholders of a class or series, a vacancy on the Board of Directors which results from the removal of a director may be filled by the ~~affirmative vote of the holders of not less than 80% of the voting power of the then outstanding Voting Stock, voting together as a single class~~stockholders entitled to vote thereon, and a vacancy which results from any such removal or from any other cause may be filled by a majority of the remaining directors, whether or not sufficient to constitute a quorum. Any director so elected by the Board of Directors shall hold office until the next annual meeting of stockholders and until his successor is elected and qualifies and any director so elected by the stockholders shall hold office for the remainder of the term of the removed director. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(e) Except to the extent prohibited by law or limited by the Charter or the Bylaws, the Board of Directors shall have the power (which, to the extent exercised, shall be exclusive) to fix the number of directors and to establish the rules and procedures that govern the internal affairs of the Board of Directors and nominations for director, including without limitation the vote required for any action by the Board of Directors, and that from time to time shall affect the directors' power to manage the business and affairs of the Corporation and no Bylaw shall be adopted by the stockholders which shall modify the foregoing.

Section 7.2. Advance notice of stockholder nominations for the election of directors and of the proposal of business by stockholders shall be given in the manner provided in the Bylaws of the Corporation, as amended and in effect from time to time. Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VIII

Bylaws

Section 8.1. The Bylaws may contain any provision for the regulation and management of the affairs of the Corporation not inconsistent with law or the provisions of the Charter. Without limiting the foregoing, to the maximum extent permitted by the MGCL from time to time, the Corporation may in its Bylaws confer upon the Board of Directors powers and authorities in addition to those set forth in the Charter and in addition to those expressly conferred upon the Board of Directors by statute as long as such powers and authorities are not inconsistent with the provisions of the Charter.

Section 8.2. ~~Except as provided in the Charter, the~~The Bylaws may be altered or repealed and new Bylaws may be adopted by (a) ~~subject to Section 7.1(e), at any annual or special meeting of stockholders, by~~ the affirmative vote of ~~the holders of~~a majority of the ~~voting power of all shares of the Corporation entitled to vote generally in the election of directors (the "Voting~~

~~Stock") then outstanding, voting together as a single class; *provided, however,* that any proposed alteration or repeal of, or the adoption of any Bylaw inconsistent with, Sections 2, 8 or 11 of Article I of the Bylaws, with Section 1, 2 or 3 of Article II of the Bylaws, or Article X of the Bylaws or this sentence, by the stockholders shall require the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock then outstanding, voting together as a single class; and *provided, further, however*, that in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new Bylaw or Bylaws must be contained in the notice of such special meeting, or (b) by the affirmative vote of a majority of the total number of directors which the Corporation would have if there were no vacancies on~~votes entitled to be cast on the matter or (b) the Board of Directors.

ARTICLE IX

Amendment of Charter

Section 9.1. The Corporation reserves the right to adopt, repeal, rescind, alter or otherwise amend in any respect any provision contained in this Charter, including but not limited to, any amendments changing the terms or contract rights of any class of its stock by classification, reclassification or otherwise, and all rights now or hereafter conferred on stockholders are granted subject to this reservation. Any amendment ~~of~~to the Charter shall be valid ~~and effective if such amendment shall have been authorized~~only if declared advisable by the Board of Directors and approved by the affirmative vote~~ at a meeting of the stockholders duly called for such purpose~~ of a majority of ~~the total number of shares outstanding and entitled to vote thereon, except that the affirmative vote of the holders of at least 80% of the Voting Stock then outstanding, voting together as a single class, at a meeting of the stockholders duly called for such purpose shall be required to alter, amend, adopt any provision inconsistent with or repeal Article V, Article VII, Section 8.2 of Article VIII, or this Article IX of the Charter~~all the votes entitled to be cast on the matter.

ARTICLE X

Limited Liability; Indemnification

Section 10.1. To the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for money damages. No amendment of the Charter of the Corporation or repeal of any of its provisions shall limit or eliminate the benefits provided to directors and officers under this provision with respect to any act or omission which occurred prior to such amendment or repeal or with respect to any cause of action, suit or claim that, but for this Section 10.1 of this Article X, would accrue or arise, prior to such amendment or repeal.

Section 10.2. The Corporation shall indemnify (a) its directors and officers, whether serving the Corporation or, at its request, any other entity, to the fullest extent required or permitted by the General Laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures and to the fullest extent permitted by law and (b) other employees and agents to such extent as shall be authorized by the Board of Directors or the Corporation's Bylaws and be permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of the Charter, or of any such bylaw, resolution or contract, or repeal of any of their provisions shall limit or eliminate the right to indemnification provided hereunder or thereunder with respect to acts or omissions occurring prior to such amendment or repeal.

ARTICLE XI

Duration

Section 11.1. The duration of the Corporation shall be perpetual.

THIRD: The amendment to and restatement of the charter as hereinabove set forth have been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The current address of the principal office of the Corporation is as set forth in Article II of the foregoing amendment and restatement of the charter.

FIFTH: The name and address of the Corporation's current resident agent is as set forth in Article II of the foregoing amendment and restatement of the charter.

SIXTH: The number of directors of the Corporation is as set forth in Article VII of the foregoing amendment and restatement of the charter. The names of the directors currently in office and the classes of each director are as follows:

Class A: William R. Nuti, Gary J. Daichendt, Robert P. DeRodes

Class B: Edward Boykin, Linda Fayne Levinson, Deanna W. Oppenheimer

Class C: Richard T. McGuire III, Richard L. Clemmer, Kurt P. Kuehn

SEVENTH: The undersigned [·] acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned [·] acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its [·] and attested to by its [·] on this ____ day of ________, 2015.

ATTEST: NCR CORPORATION:

_______________________ By: _______________ (SEAL)
Name: Name:
Title: Title:

NCR CORPORATION
BYLAWS
AS AMENDED AND RESTATED ON ~~JANUARY 26, 2011~~ ______________ . 2015

ARTICLE I.
Stockholders

Section 1. ANNUAL MEETING. The Corporation shall hold annually a regular meeting of its stockholders for the election of the directors and for the transaction of general business, at such place as the Board of Directors shall determine. The annual meeting shall be held on the date and at the time set by the Board of Directors. Such annual meetings shall be general meetings, that is to say, open for the transaction of any business within the powers of the Corporation without special notice unless otherwise required by statute, by the charter of the Corporation (the "Charter") or by these Bylaws. Failure to hold an annual meeting at the designated time shall not, however, invalidate the corporate existence or affect otherwise valid corporate acts.

Section 2. SPECIAL MEETINGS.

(a) General. The Chairman of the Board, President, Chief Executive Officer or Board of Directors may call a special meeting of the stockholders. Subject to subsection (b) of this Section 2, a special meeting of stockholders shall also be called by the Secretary of the Corporation to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

(b) Stockholder Requested Special Meetings. (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the Secretary (the "Record Date Request Notice") by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the stockholders entitled to request a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in a writing accompanying the Record Date Request Notice), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder and each matter proposed to be acted on at the meeting that would be required to be disclosed in connection with the solicitation of proxies for the election of directors in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such a solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which the Record Date Request Notice is received by the Secretary.

(2) In order for any stockholder to request a special meeting to act on any matter that may properly be considered at a meeting of stockholders, one or more written requests for a special meeting (collectively, the "Special Meeting Request") signed by stockholders of record (or their agents duly authorized in a writing accompanying the request) as of the Request Record Date entitled to cast not less than a majority of all of the votes entitled to be cast on such matter at such meeting (the "Special Meeting Percentage") shall be delivered to the Secretary. In addition, the Special Meeting Request shall (a) set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the Secretary), (b) bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, (c) set forth (i) the name and address, as they appear in the Corporation's books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed), (ii) the class, series and number of all shares of stock of the Corporation which are owned (beneficially or of record) by such stockholder and (iii) the nominee holder for, and number of, shares of stock of the Corporation owned beneficially but not of record by such stockholder, (d) be sent to the Secretary by registered mail, return receipt requested, and (e) be received by the Secretary within 60 days after the Request Record Date. Any requesting stockholder (or agent duly authorized in a writing accompanying the revocation

or the Special Meeting Request) may revoke his, her or its request for a special meeting at any time by written revocation delivered to the Secretary.

(3) The Secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of the meeting (including the Corporation's proxy materials). The Secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 2(b), the Secretary receives payment of such reasonably estimated cost prior to the preparation and mailing or delivery of such notice of the meeting.

(4) Except as provided in the next sentence, any special meeting shall be held at such place, date and time as may be designated by the Chairman of the Board, Chief Executive Officer, President or the Board of Directors. In the case of any special meeting called by the Secretary upon the request of stockholders (a "Stockholder Requested Meeting"), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; provided, however, that the date of any Stockholder Requested Meeting shall be not more than 90 days after the record date for such meeting (the "Meeting Record Date"); and provided further that if the Board of Directors fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the Secretary (the "Delivery Date"), a date and time for a Stockholder Requested Meeting, then such meeting shall be held at 2:00 p.m. local time on the 90th day after the Meeting Record Date or, if such 90th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board of Directors fails to designate a place for a Stockholder Requested Meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for any special meeting, the Chairman of the Board, President, Chief Executive Officer or Board of Directors may consider such factors as he, she or it deems relevant, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any Stockholder-Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery Date shall be the Meeting Record Date. The Board of Directors may revoke the notice for any Stockholder- Requested Meeting in the event that the requesting stockholders fail to comply with the provisions of paragraph (3) of this Section 2(b).

(5) If written revocations of the Special Meeting Request have been delivered to the Secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting to the Secretary (i) if the notice of meeting has not already been delivered, the Secretary shall refrain from delivering the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for the special meeting, or (ii) if the notice of meeting has been delivered and if the Secretary first sends to all requesting stockholders who have not revoked requests for a special meeting on a matter written notice of any revocation of a request for the special meeting and written notice of the Corporation's intention to revoke the notice of the meeting or for the chairman of the meeting to adjourn the meeting without action on the matter, (A) the Secretary may revoke the notice of the meeting at any time before ten days before the commencement of the meeting or (B) the chairman of the meeting may call the meeting to order and adjourn the meeting without acting on the matter. Any request for a special meeting received after a revocation by the Secretary of a notice of a meeting shall be considered a request for a new special meeting.

(6) The Chairman of the Board of Directors, President, Chief Executive Officer or the Board of Directors may appoint regionally or nationally recognized independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the Secretary. For the purpose of permitting the inspectors to perform such review, no such purported Special Meeting Request shall be deemed to have been delivered to the Secretary until the earlier of (i) five Business Days after receipt by the Secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that valid requests have been received by the Secretary, as of the Request Record Date, from stockholders of record entitled to cast not less than the Special Meeting Percentage. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7) For purposes of these Bylaws, "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

Section 3. NOTICE. Written, printed or electronic notice of every annual or special meeting of the stockholders shall be given to each stockholder entitled to vote at such meeting and to each stockholder entitled to notice of but not to vote at the meeting, by leaving the notice at his or her residence or usual place of business, by mail, by presenting it to such stockholder personally or by any other means permitted by Maryland law, at least 10 days and not more than 90 days before such meeting. Notice of every meeting shall state the place, day and hour of such meeting and, in the case of a special meeting or as otherwise may be required by statute, the purpose for which the meeting is called. Subject to Section 8(a) of this Article I, any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder's address as it appears on the records of the Corporation, with postage thereon prepaid. If transmitted electronically, such notice shall be deemed to be given when transmitted to the stockholder by an electronic transmission to any address or number of the stockholder at which the stockholder receives electronic transmissions. A single notice to all stockholders who share an address shall be effective as to any stockholder at such address who consents to such notice or after having been notified of the Corporation's intent to give a single notice fails to object in writing to such single notice within 60 days. Failure to give notice of any annual meeting to one or more stockholders, or any irregularity in such notice, shall not affect the validity of any annual meeting if held at the time and place fixed by Section 1 of this Article I, or the validity of any proceedings at any such meeting. The Corporation may postpone or cancel a meeting of stockholders by making a public announcement (as defined in Section 8(c)(3)) of such postponement or cancellation prior to the meeting. Notice of the date to which the meeting is postponed shall be given not less than ten days prior to such date and otherwise in the manner set forth in this section.

Section 4. QUORUM, VOTING AND ADJOURNMENT. At a meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum; but this sentence shall not affect any requirement under any statute or the Charter for the vote necessary for the adoption of any measure. The chairman of any special or annual meeting of stockholders may adjourn or postpone the meeting from time to time, whether or not a quorum is present. No notice of the time and place of adjourned or postponed meetings need be given except as required by law. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment or postponement, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. At any such adjourned or postponed meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified. Except as required by statute, or as provided in the Charter or in these Bylaws, a majority of all the votes cast at a duly called special or annual meeting of stockholders at which a quorum is present shall be sufficient to approve any matter which properly comes before the meeting, including the election of Directors.

Section 5. PROXIES. A stockholder may cast the votes entitled to be cast by the holder of the shares of stock owned of record by the stockholder in person or by proxy executed by the stockholder or by the stockholder's duly authorized agent in any manner permitted by law. Such proxy or evidence of authorization of such proxy shall be filed with the Corporation or its agent before or at the meeting. No proxy shall be valid more than eleven months after its date unless otherwise provided in the proxy.

Section 6. ORGANIZATION AND CONDUCT. Every meeting of stockholders shall be conducted by an individual appointed by the Board of Directors to be chairman of the meeting or, in the absence of such appointment, by the Chairman of the Board or, in the case of a vacancy in the office or absence of the Chairman of the Board, by one of the following officers present at the meeting in the following order: the Vice Chairman of the Board, if there is one, the Chief Executive Officer, the President, the Vice Presidents in their order of rank and seniority, or, in the absence of such officers, a chairman of the meeting chosen by the stockholders by the vote of a majority of the votes cast by stockholders present in person or by proxy. The Secretary, or, in the Secretary's absence, an Assistant Secretary, or in the absence of both the Secretary and Assistant Secretaries, a person appointed by the Board of Directors or, in the absence of such appointment, a person appointed by the chairman of the meeting shall act as Secretary. In the event that the Secretary presides at a meeting of the stockholders, an Assistant Secretary, or in the absence of Assistant Secretaries, an individual appointed by the Board of Directors or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of the chairman and without any action by the stockholders, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by participants; (e) determining when the polls should be opened and closed; (f) maintaining order and security at the meeting; (g) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; (h) concluding a meeting or recessing or adjourning the meeting to a later date and time and at a place announced at the meeting; and (i) complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 7. ADVANCE NOTICE OF STOCKHOLDER NOMINEES FOR DIRECTOR AND OTHER STOCKHOLDER PROPOSALS.

(a) Annual Meetings of Stockholders. (1) Nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record both at the time of giving of notice by the stockholder as provided for in this Section 7(a) and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied in all respects with this Section 7(a). Compliance with the provisions of clause (iii) of the preceding sentence of this Section 7 shall be the exclusive means for a stockholder to make nominations before an annual meeting of stockholders or to submit other business (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Corporation's notice of meeting) before an annual meeting of stockholders.

(2) Without qualification or limitation, in addition to any other applicable requirements, for nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this Section 7, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder's notice shall set forth all information required under this Section 7 and shall be delivered to the Secretary at the principal executive office of the Corporation not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder's notice as described above.

(3) Such stockholder's notice shall set forth

(i) as to each individual whom the stockholder proposes to nominate for election or reelection as a director, (each, a "Proposed Nominee"), all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder (including the Proposed Nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(ii) as to any business that the stockholder proposes to bring before the meeting, a description of such business, the stockholder's reasons for proposing such business at the meeting and any material interest in such business of such stockholder or any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder or the Stockholder Associated Person therefrom;

(iii) as to the stockholder giving the notice, any Proposed Nominee and any Stockholder Associated Person,

(A) the class, series and number of all shares of stock or other securities of the Corporation or any affiliate thereof (collectively, the "Company Securities"), if any, which are owned (beneficially or of record) by such stockholder, Proposed Nominee or Stockholder Associated Person, the date on which each such Company Security was acquired and the investment intent of such acquisition, and any short interest (including any opportunity to profit or share in any benefit from any decrease in the price of such stock or other security) in any Company Securities of any such person,

(B) the nominee holder for, and number of, any Company Securities owned beneficially but not of record by such stockholder, Proposed Nominee or Stockholder Associated Person,

(C) whether and the extent to which such stockholder, Proposed Nominee or Stockholder Associated Person, directly or indirectly (through brokers, nominees or otherwise), is subject to or during the last six months has engaged in any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to (I) manage risk or benefit of changes in the price of Company Securities or (y) any security of any entity that was listed in the Peer Group in the Stock Performance Graph in the most recent annual report to security holders of the Corporation (a "Peer Group Company") for such stockholder, Proposed Nominee or Stockholder Associated Person or (II) increase or decrease the voting power of such stockholder, Proposed Nominee or Stockholder Associated Person in the Corporation disproportionately to such person's economic interest in the Company Securities, and

(D) any substantial interest, direct or indirect (including, without limitation, any existing or prospective commercial, business or contractual relationship with the Corporation), by security holdings or otherwise, of such stockholder, Proposed Nominee or Stockholder Associated Person, in the Corporation, other than an interest arising from the ownership of Company Securities where such stockholder, Proposed Nominee or Stockholder Associated Person receives no extra or special benefit not shared on a *pro rata* basis by all other holders of the same class or series;

(iv) as to the stockholder giving the notice, any Stockholder Associated Person with an interest or ownership referred to in clauses (ii) or (iii) of this paragraph (3) of this Section 78(a) and any Proposed Nominee,

(A) the name and address of such stockholder, as they appear on the Corporation's stock ledger, and the current name and business address, if different, of each such Stockholder Associated Person and any Proposed Nominee and

(B) the investment strategy or objective, if any, of such stockholder and each such Stockholder Associated Person who is not an individual and a copy of the prospectus, offering memorandum or similar document, if any, provided to investors or potential investors in such stockholder and each such Stockholder Associated Person; and

(v) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder's notice.

The Corporation may require such stockholder giving the notice, any Proposed Nominee and any Stockholder Associated Person to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

(4) Notwithstanding anything in this subsection (a) of this Section 7 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased, and there is no public announcement of such action at least 130 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual

meeting, a stockholder's notice required by this Section 7(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Corporation not later than 5:00 p.m., Eastern Time, on the tenth day following the day on which such public announcement is first made by the Corporation.

(5) For purposes of this Section 7, "Stockholder Associated Person" of any stockholder means (i) any person acting in concert with such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder (other than a stockholder that is a depositary) and (iii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such stockholder or such Stockholder Associated Person.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected only (i) by or at the direction of the Board of Directors or (ii) provided that the special meeting has been called in accordance with Section 2 of this Article I for the purpose of electing directors, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 7 and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied in all respects with the notice procedures set forth in this Section 7. Compliance with the provisions of clause (ii) of the preceding sentence of this Section 7 and with the sentence immediately following this sentence shall be the exclusive means for a stockholder to make nominations before a special meeting of stockholders. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board of Directors, any such stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (2) of this Section 7(a) shall be delivered to the Secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting shall not commence a new time period for the giving of a stockholder's notice as described above.

(c) General. (1) If information submitted pursuant to this Section 7 by any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with this Section 7. Any such stockholder shall notify the Corporation of any inaccuracy or change (within two Business Days of becoming aware of such inaccuracy or change) in any such information. Upon written request by the Secretary or the Board of Directors, any such stockholder shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), (A) written verification, satisfactory, in the discretion of the Board of Directors or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 7 and (B) a written update of any information submitted by the stockholder pursuant to this Section 7 as of an earlier date. If a stockholder fails to provide such written verification or written update within such period, the information as to which written verification or written update was requested may be deemed not to have been provided in accordance with this Section 7.

(2) Only such individuals who are nominated in accordance with this Section 7 shall be eligible for election by stockholders as directors, and only such business shall be conducted at a meeting of stockholders as shall have been properly brought before the meeting in accordance with this Section 7. The chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 7.

(3) "Public announcement" shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or other widely circulated news or wire service or (ii) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act.

(4) Notwithstanding the foregoing provisions of this Section 7, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to

the matters set forth in this Section 7. Nothing in this Section 7 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, or the right of the Corporation to omit a proposal from, the Corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations to be considered pursuant to clause (iii) of this Section 7(a)(1) or clause (ii) of the second sentence of the first paragraph of this Section 7(b). Nothing in this Section 7 shall require disclosure of revocable proxies received by the stockholder or Stockholder Associated Person pursuant to a solicitation of proxies after the filing of an effective Schedule 14A by such stockholder or Stockholder Associated Person under Section 14(a) of the Exchange Act.

Section 8. Reserved.

Section 9. Reserved.

Section 10. Reserved.

Section 11. CONTROL SHARE ACQUISITION ACT. The acquisition of shares of common stock of the Corporation by any existing or future stockholders or their affiliates or associates shall be exempt from all of the provisions of Subtitle 7 (entitled "Voting Rights of Certain Control Shares") of Title 3 of the Maryland General Corporation Law (the "MGCL"), as amended. This Section 11 may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and such repeal may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

ARTICLE II.
Board of Directors

Section 1. GENERAL POWERS. Subject to the restrictions contained in the Charter and these Bylaws, the business and affairs of the Corporation shall be managed under the direction of its Board of Directors. The Board of Directors shall have the power to fix the compensation of its members and to provide for the payment of the expenses of directors in attending meetings of the Board of Directors and of any committee of the Board of Directors.

Section 2. TENURE. Subject to removal, death, resignation or retirement of a director, a director shall hold office until the annual meeting of the stockholders for the year in which such director's term expires and until a successor shall be elected and qualify, or a successor appointed as provided in Section 7.1(d) of the Charter.

Section 3. NUMBER. From time to time, the number of directors may be increased to not more than 20, or decreased to not less than the minimum number required by the MGCL, upon resolution approved by a majority of the total number of directors which the Corporation would have if there were no vacancies (the "Whole Board").

Section 4. ANNUAL MEETING. An annual meeting of the Board of Directors shall be held immediately after and at the same place as the annual meeting of stockholders, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 5. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, Chief Executive Officer, President or by a majority of the directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix any place as the place for holding any special meeting of the Board of Directors called by them. The Board of Directors may provide, by resolution, the time and place for the holding of special meetings of the Board of Directors without other notice than such resolution.

Section 6. NOTICE. Notice of any special meeting of the Board of Directors shall be delivered personally or by telephone, electronic mail, facsimile transmission, United States mail or courier to each director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24 hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. Telephone notice shall be deemed to be given when the director or his or her agent is personally given such notice in a telephone call to which the director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the director and receipt of a completed answer-back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be stated in the notice, unless specifically required by statute or these Bylaws.

Section 7. QUORUM AND VOTING. A majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if, at any meeting of the Board of Directors, there shall be less than a quorum present , a majority of the directors present at the meeting, without further notice, may adjourn the same from time to time, until a quorum shall attend. Except as required by applicable law, or as provided in the Charter or these Bylaws, a majority of the directors present at any meeting at which a quorum is present shall decide any questions that may come before the meeting, unless the concurrence of a greater proportion is required for such action by applicable law, the charter or these bylaws. If enough directors have withdrawn from a meeting to leave less than a quorum, but the meeting is not adjourned, the action of the majority of that number of directors necessary to constitute a quorum at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or these Bylaws.

Section 8. TELEPHONE MEETINGS. Members of the Board of Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means constitutes presence in person at a meeting.

Section 9. WRITTEN CONSENT BY DIRECTORS. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each director and filed with the minutes of proceedings of the Board of Directors.

Section 10. RELIANCE. Each director and officer of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be entitled to rely on any information, opinion, report or statement, including any financial statement or other financial data, prepared or presented by an officer or employee of the Corporation whom the director or officer reasonably believes to be reliable and competent in the matters presented, by a lawyer, certified public accountant or other person, as to a matter which the director or officer reasonably believes to be within the person's professional or expert competence, or, with respect to a director, by a committee of the Board of Directors on which the director does not serve, as to a matter within its designated authority, if the director reasonably believes the committee to merit confidence.

Section 11. RATIFICATION. The Board of Directors or the stockholders may ratify and make binding on the Corporation any action or inaction by the Corporation or its officers to the extent that the Board of Directors or the stockholders could have originally authorized the matter. Moreover, any action or inaction questioned in any stockholders' derivative proceeding or any other proceeding on the ground of lack of authority, defective or irregular execution, adverse interest of a director, officer or stockholder, non-disclosure, miscomputation, the application of improper principles or practices of accounting, or otherwise, may be ratified, before or after judgment, by the Board of Directors or by the stockholders, and if so ratified, shall have the same force and effect as if the questioned action or inaction had been originally duly authorized, and such ratification shall be binding upon the Corporation and its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned action or inaction.

ARTICLE III.
Committees of the Board of Directors

Section 1. EXECUTIVE COMMITTEE. (a) The Board of Directors may elect an Executive Committee consisting of three or more directors. If such a Committee is established, the Board of Directors shall appoint one of the members of the Executive Committee to the office of Chairman of the Executive Committee. The Chairman and other members of the Executive Committee shall hold office until the first meeting of the Board of Directors following the annual meeting of stockholders next succeeding their respective elections or, if earlier, until removed by the Board of Directors or until they shall cease to be directors. Vacancies in the Executive Committee or in the office of Chairman of the Executive Committee shall be filled by the Board of Directors.

(b) If such a Committee is established, all the powers of the Board of Directors in the management of the business and affairs of the Corporation, except as otherwise provided by the MGCL, the Charter and these Bylaws, shall vest in the Executive Committee, when the Board of Directors is not in session.

Section 2. AUDIT COMMITTEE. The Board of Directors shall elect an Audit Committee consisting of three or more directors. The Board of Directors shall appoint one of the members of the Audit Committee to the office of Chairman of the Audit Committee. The Chairman and other members of the Audit Committee shall hold office until the first meeting of the Board of Directors following the annual meeting of stockholders next succeeding their respective elections or, if earlier, until removed by the Board of Directors or until they shall cease to be directors. Vacancies in the Audit Committee or in the office of Chairman of the Audit Committee shall be filled by the Board of Directors.

Section 3. COMPENSATION AND HUMAN RESOURCE COMMITTEE. The Board of Directors shall elect a Compensation and Human Resource Committee consisting of two or more directors. The Board of Directors shall appoint one of the members of the Compensation and Human Resource Committee to the office of Chairman of the Compensation and Human Resource Committee. The Chairman and other members of the Compensation and Human Resource Committee shall hold office until the first meeting of the Board of Directors following the annual meeting of stockholders next succeeding their respective elections or, if earlier, until removed by the Board of Directors or until they shall cease to be directors. Vacancies in the Compensation and Human Resource Committee or in the office of Chairman of the Compensation and Human Resource Committee shall be filled by the Board of Directors.

Section 4. COMMITTEE ON DIRECTORS AND GOVERNANCE. The Board of Directors shall elect a Committee on Directors and Governance consisting of two or more directors. The Board of Directors shall appoint one of the members of the Committee on Directors and Governance to the office of Chairman of the Committee on Directors and Governance. The Chairman and other members of the Committee on Directors and Governance shall hold office until the first meeting of the Board of Directors following the annual meeting of stockholders next succeeding their respective elections or, if earlier, until removed by the Board of Directors or until they shall cease to be directors. Vacancies in the Committee on Directors and Governance or in the office of Chairman of the Committee on Directors and Governance shall be filled by the Board of Directors.

Section 5. OTHER COMMITTEES. The Board of Directors may, by resolution adopted by a majority of the entire Board, designate one or more additional committees, each of which shall consist of one or more directors of the Corporation, and if it elects such a committee consisting of more than one director, shall appoint one of the members of the committee to be Chairman thereof.

Section 6. MEETINGS. The Executive Committee and each other committee shall meet from time to time on call of its Chairman or on call of any one or more of its members or the Chairman of the Board for the transaction of any business.

Section 7. QUORUM AND VOTING. At any meeting, however called, of the Executive Committee and each other committee, a majority of its members shall constitute a quorum for the transaction of business. A majority of such quorum shall decide any matter that may come before the meeting.

Section 8. TELEPHONE MEETINGS. Members of any committee of the Board of Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means constitutes presence in person at a meeting.

Section 9. WRITTEN CONSENT BY COMMITTEES. Any action required or permitted to be taken at any meeting of any committee of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each member of the committee is filed with the minutes of proceedings of such committee.

Section 10. MINUTES. The Executive Committee and each other committee shall keep minutes of its proceedings.

ARTICLE IV.
Chairman of the Board / Officers

Section 1. GENERAL. The Board of Directors shall appoint one of their number as Chairman of the Board and may appoint one of their number as Honorary Chairman of the Board, either of whom may or may not also serve as an officer of the Company. In addition, in the event of the absence of the Chairman or in the event that the Chairman ceases, for any reason, to be a member of the Board and the Board has not yet elected a successor, the Board of Directors may appoint one of their number as Acting Chairman of the Board. All of the duties and powers of the Chairman of the Board shall be vested in the Acting Chairman of the Board (in the event the Board has appointed an Acting Chairman). The Board of Directors shall appoint a Chief Executive Officer who may also be a director. The Board of Directors shall also appoint the President and may appoint one or more Senior Vice Presidents and Vice Presidents, who need not be directors, and such other officers and agents with such powers and duties as the Board of Directors may prescribe. The Chief Executive Officer shall appoint a Treasurer and a Secretary, neither of whom need be a director, and may appoint a controller and one or more Assistant Vice Presidents, Assistant Controllers, Assistant Secretaries and Assistant Treasurers, none of whom need be a director. All said officers shall hold office until the first meeting of the Board of Directors following the annual meeting of the stockholders next succeeding their respective elections, and until their successors are appointed and qualify. Any two of said offices, except those of President and Senior Vice President or Vice President, may, at the discretion of the Board of Directors, be held by the same person. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

Section 2. CHIEF EXECUTIVE OFFICER. Subject to any supervisory duties that may be given to the Chairman of the Board by the Board of Directors and the direction of the Board of Directors generally, the Chief Executive Officer shall have direct supervision and authority over the business and affairs of the Corporation. If the Chief Executive Officer is also a director, and in the absence of the Chairman of the Board or the Acting Chairman of the Board, if any, the Chief Executive Officer shall preside at all meetings of the Board of Directors at which he or she shall be present. He or she shall make a report of the operation of the Corporation for the preceding fiscal year to the stockholders at their annual meeting and shall perform such other duties as are incident to his or her office, or as from time to time may be assigned to him or her by the Board of Directors or the Executive Committee, or by these Bylaws.

Section 3. CHAIRMAN OF THE BOARD. The Chairman of the Board (or, in his or her absence, the Acting Chairman of the Board, if there be one, or, in the absence of an Acting Chairman of the Board, the Chief Executive Officer, if a director) shall preside at all meetings of the Board of Directors at which he or she shall be present and shall have such other powers and duties as from time to time may be assigned to him or her by the Board of Directors or the Executive Committee or by these Bylaws. The Board of Directors may select a presiding director who, in the absence of the Chairman of the Board and the Chief Executive Officer, if the Chief Executive Officer is also a director, shall preside at all meetings of the Board of Directors at which he or she shall be present.

Section 4. CHAIRMAN OF THE EXECUTIVE COMMITTEE. The Chairman of the Executive Committee shall preside at all meetings of the Executive Committee at which he or she shall be present.

Section 5. PRESIDENT. Except as otherwise provided in these Bylaws, the President shall perform the duties and exercise all the functions of the Chief Executive Officer in his or her absence or during his or her inability to act, in such manner as from time to time may be determined by the Board of Directors or by the Executive Committee. The President, Senior Vice Presidents and Vice Presidents shall have such other powers, and perform such other duties, as may be assigned to him/her or them by the Board of Directors, the Executive Committee, the Chief Executive Officer, or these Bylaws.

Section 6. SECRETARY. The Secretary shall issue notices for all meetings, shall keep the minutes of all meetings, shall have charge of the records of the Corporation, and shall make such reports and perform such other duties as are incident to his or her office or are required of him or her by the Board of Directors, the Chairman of the Board, the Executive Committee, the Chief Executive Officer, or these Bylaws.

Section 7. TREASURER. The Treasurer shall have charge of all monies and securities of the Corporation and shall cause regular books of account to be kept. The Treasurer shall perform all duties incident to his or her office or required of him or her by the Board of Directors, the Chairman of the Board, the Executive Committee, the Chief

Executive Officer or these Bylaws, and may be required to give bond for the faithful performance of his or her duties in such sum and with such surety as may be required by the Board of Directors or the Executive Committee.

Section 8. ASSISTANT SECRETARIES AND ASSISTANT TREASURERS. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as shall be assigned to them by the Secretary or Treasurer, respectively, or by the President or the Board of Directors.

ARTICLE V.
Fiscal Year

The fiscal year of the Corporation shall end on the 31st day of December in each year, or on such other day as may be fixed from time to time by the Board of Directors.

ARTICLE VI.
Seal

Section 1. SEAL. The Board of Directors shall provide (with one or more duplicates) a suitable seal, containing the name of the Corporation, which shall be in the charge of the Secretary or Assistant Secretaries.

Section 2. AFFIXING SEAL. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word "(SEAL)" adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

ARTICLE VII.
Stock

Section 1. CERTIFICATES. Shares of stock of the Corporation may be represented by share certificates or may be uncertificated. In the event that the Corporation issues shares of stock represented by certificates, such certificates shall be in such form as prescribed by the Board of Directors or a duly authorized officer, shall contain the statements and information required by the MGCL and shall be signed by the officers of the Corporation in the manner permitted by the MGCL. In the event that the Corporation issues shares of stock without certificates, to the extent then required by the MGCL, the Corporation shall provide to the record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates. There shall be no differences in the rights and obligations of stockholders based on whether or not their shares are represented by certificates. If a class or series of stock is authorized by the Board of Directors to be issued without certificates, no stockholder shall be entitled to a certificate or certificates representing any shares of such class or series of stock held by such stockholder unless otherwise determined by the Board of Directors and then only upon written request by such stockholder to the Secretary of the Corporation.

Section 2. TRANSFERS. All transfers of shares of stock shall be made on the books of the Corporation, by the holder of the shares, in person or by his or her attorney, in such manner as the Board of Directors or any officer of the Corporation may prescribe and, if such shares are certificated, upon surrender of certificates duly endorsed. The issuance of a new certificate upon the transfer of certificated shares is subject to the determination of the Board of Directors that such shares shall no longer be represented by certificates. Upon the transfer of uncertificated shares, to the extent then required by the MGCL, the Corporation shall provide to record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates.

The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

Notwithstanding the foregoing, transfers of shares of any class or series of stock will be subject in all respects to the Charter and all of the terms and conditions contained therein.

Section 3. REPLACEMENT CERTIFICATE. Any officer of the Corporation may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, destroyed, stolen or mutilated, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, destroyed, stolen or mutilated; provided, however, if such shares have ceased to be certificated, no new certificate shall be issued unless requested in writing by such stockholder and the Board of Directors has determined that such certificates may be issued. Unless otherwise determined by an officer of the Corporation, the owner of such lost, destroyed, stolen or mutilated certificate or certificates, or his or her legal representative, shall be required, as a condition precedent to the issuance of a new certificate or certificates, to give the Corporation a bond in such sums as it may direct as indemnity against any claim that may be made against the Corporation.

Section 4. FIXING OF RECORD DATE. The Board of Directors may set, in advance, a record date for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or determining stockholders entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of stockholders for any other proper purpose. Such date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than 90 days and, in the case of a meeting of stockholders, not less than ten days, before the date on which the meeting or particular action requiring such determination of stockholders of record is to be held or taken.

When a record date for the determination of stockholders entitled to notice of and to vote at any meeting of stockholders has been set as provided in this section, such record date shall continue to apply to the meeting if adjourned or postponed, except if the meeting is adjourned or postponed to a date more than 120 days after the record date originally fixed for the meeting, in which case a new record date for such meeting may be determined as set forth herein.

Section 5. STOCK LEDGER. The Corporation shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate stock ledger containing the name and address of each stockholder and the number of shares of each class of stock held by such stockholder.

Section 6. FRACTIONAL STOCK; ISSUANCE OF UNITS. The Corporation may (a) issue fractional shares of stock, (b) eliminate a fractional interest by rounding off to a full share of stock, (c) arrange for the disposition of a fractional share by the person entitled to it, (d) pay cash for the fair value of a fractional share of stock as determined as of the time when the person entitled to receive it is determined or (e) provide for the issuance of scrip, all on such terms and under such conditions as the Board of Directors may determine. Notwithstanding any other provision of the Charter or these Bylaws, the Board of Directors may authorize the Corporation to issue units consisting of different securities of the Corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Corporation, except that the Board of Directors may provide that for a specified period securities of the Corporation issued in such unit may be transferred on the books of the Corporation only in such unit.

ARTICLE VIII.
Execution of Instruments

All checks, drafts, bills of exchange, acceptances, debentures, bonds, coupons, notes or other obligations or evidences of indebtedness of the Corporation and also all deeds, mortgages, indentures, bills of sale, assignments, conveyances or other instruments of transfer, contracts, agreements, licenses, endorsements, stock powers, dividend orders, powers of attorney, proxies, waivers, consents, returns, reports, applications, appearances, complaints, declarations, petitions, stipulations, answers, denials, certificates, demands, notices or documents, instruments or writings of any nature shall be signed, executed, verified, acknowledged and delivered by such officers, agents or employees of the Corporation, or any one of them, and in such manner, as from time to time may be determined by the Board of Directors or by the Executive Committee, except as provided by statute, by the Charter or by these Bylaws.

ARTICLE IX.
Waiver of Notice of Meetings

Section 1. STOCKHOLDER MEETINGS. Notice of the time, place and/or purposes of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy;

if any stockholder shall, in writing or by electronic transmission filed with the records of the meeting either before or after the holding thereof, waive notice of any stockholders meeting, notice thereof need not be given to him or her.

Section 2. BOARD MEETINGS. Notice of any meeting of the Board of Directors need not be given to any director if he or she shall, in writing or by electronic transmission filed with the records of the meeting either before or after the holding thereof, waive such notice, or if he or she is present at the meeting (unless he or she is present for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened).

ARTICLE X.
Amendment to Bylaws

These Bylaws may be altered or repealed and new Bylaws may be adopted by (a) ~~at any annual or special meeting of stockholders by~~ the affirmative vote of ~~the holders of~~ a majority of the ~~voting power of the stock issued and outstanding and entitled to vote thereat. *provided, however*, that to the extent set forth in the Charter any proposed alteration or repeal of, or the adoption of, any Bylaw shall require the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock (as defined in the Charter) then outstanding, voting together as a single class, and *provided, further, however*, that, in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new Bylaw or Bylaws must be contained in the notice of such special meeting, or (b) by the affirmative vote of a majority of the Whole Board~~votes entitled to be cast on the matter or (b) the Board of Directors.

ARTICLE XI.
Indemnification

Section 1. MGCL. The provisions of Section 2-418 of the MGCL, as in effect from time to time, and any successor thereto, are hereby incorporated by reference in these Bylaws.

Section 2. GENERAL. The Corporation (a) shall indemnify individuals who are, or were, its directors and officers, whether serving the Corporation or at its request any other entity, to the full extent required or permitted by the laws of the State of Maryland as the same exists or may hereafter be amended or modified from time to time (but, in the case of amendment or modification to such laws, only to the extent that such amendment or modification permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment or modification), including the advance of expenses under the procedures set forth in Section 3 hereof and to the full extent permitted by law and (b) may indemnify other employees and agents to such extent, if any, as shall be authorized by the Board of Directors and be permitted by law, and may advance expenses to employees and agents under the procedures set forth in Section 4 hereof. For purposes of this Article XI, the "advance of expenses" shall include the providing by the Corporation to a director, officer, employee or agent who has been named a party to a proceeding, of legal representation by, or at the expense of, the Corporation.

Section 3. TIMING AND CONTRACTUAL NATURE. Any indemnification of an officer or director or advance of expenses to an officer or director in advance of the final disposition of any proceeding, shall be made promptly, and in any event within 60 days, upon the written request of the director or officer entitled to request indemnification. A request for advance of expenses shall contain the affirmation and undertaking described in Section 4 hereof and be delivered to the General Counsel of the Corporation or to the Chairman of the Board. The right of an officer or director to indemnification and advance of expenses hereunder shall be enforceable by the officer or director entitled to request indemnification in any court of competent jurisdiction, if (a) the Corporation denies such request, in whole or in part, or (b) no disposition thereof is made within 60 days after request. The costs and expenses incurred by the officer or director entitled to request indemnification in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. All rights of an officer or director to indemnification and advance of expenses hereunder shall be deemed to be a contract (with such contract rights to vest at the time of such person's service to or at the request of the Corporation) between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article XI is in effect. Such rights cannot be terminated by the Corporation, the Board of Directors or the stockholders of the Corporation with respect to a person's service prior to the date of such termination. No repeal or modification of this Bylaw shall in any way diminish or adversely affect the rights of any current or former director, officer, employee or agent of the Corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

Section 4. ADVANCE OF EXPENSES. The Corporation may advance expenses, prior to the final disposition of any proceeding, to or on behalf of an employee or agent of the Corporation who is a party to a proceeding as to action taken while employed by or on behalf of the Corporation and who is neither an officer nor director of the Corporation upon (a) the submission by the employee or agent to the General Counsel of the Corporation of a written affirmation that it is such employee's or agent's good faith belief that such employee or agent has met the requisite standard of conduct and an undertaking by such employee or agent to reimburse the Corporation for the advance of expenses by the Corporation to or on behalf of such employee or agent if it shall ultimately be determined that the standard of conduct has not been met and (b) the determination by the General Counsel, in his or her discretion, that advance of expenses to the employee or agent is appropriate in light of all of the circumstances, subject to such additional conditions and restrictions not inconsistent with this Article XI as the General Counsel shall impose.

Section 5. NONEXCLUSIVITY. The indemnification and advance of expenses provided by this Article XI (a) shall not be deemed exclusive of any other rights to which a person requesting indemnification or advance of expenses may be entitled under any law (common or statutory), or any agreement, vote of stockholders or disinterested directors or other provision that is not contrary to law, both as to action in his or her official capacity and as to action in another capacity while holding office or while employed by or acting as agent for the Corporation, and (b) shall continue in respect of all events occurring while a person was a director, officer, employee or agent of the Corporation.

Section 6. EFFECTIVE TIME AND AMENDMENTS. This Article XI shall be effective from and after the date of its adoption and shall apply to all proceedings arising prior to or after such date, regardless of whether relating to facts or circumstances occurring prior to or after such date. Subject to Article X of these Bylaws nothing herein shall prevent the amendment of this Article XI, provided that no such amendment shall diminish the rights of any person hereunder with respect to events occurring or claims made before the adoption of such amendment or as to claims made after such adoption in respect of events occurring before such adoption.

Section 7. AUTHORITY OF BOARD. The Board of Directors may take such action as is necessary to carry out the indemnification provisions of this Article XI and is expressly empowered to adopt, approve and amend from time to time such resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law.

Section 8. SEVERABILITY. The invalidity or unenforceability of any provision of this Article XI shall not affect the validity or enforceability of any other provision hereof. The phrase "this Bylaw" in this Article XI means this Article XI in its entirety.

Section 9. THIRD PARTY BENEFICIARY. The indemnification and advance of expenses provided by, or granted pursuant to, this Article XI shall be binding upon the Corporation (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Corporation) and be enforceable by the persons listed herein and their respective successors and assigns, shall continue as to any such person who has ceased to be a director, trustee, officer, employee or agent of the Corporation or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Corporation, and shall inure to the benefit of such person and his or her spouse, assigns, heirs, devisees, executors and administrators and other legal representatives.

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<u>NCR Corporation</u>
<u>Stockholder Proposal of Myra K. Young</u>
<u>Securities Exchange Act of 1934—Rule 14a-8</u>

December 19, 2014

Ladies and Gentlemen:

On behalf of our client, NCR Corporation, a Maryland corporation ("NCR" or the "Company"), we write to inform you of NCR's intention to exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "Proxy Materials") a stockholder proposal and related supporting statement (the "Proposal") received from Myra K. Young (the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that NCR may, for the reasons set forth below, properly exclude the Proposal from the Proxy Materials. NCR has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of NCR pursuant to Rule 14a-8(k) and SLB 14D.

1. **The Proposal**

The Proponent requests that the following matter be submitted to a vote of the stockholders at NCR's next Annual Meeting of Stockholders:

> **RESOLVED,** Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the Proposal, the Proponent's cover letter, dated October 24, 2014, submitting the Proposal and other correspondence relating to the Proposal are attached hereto as Exhibit A.

2. **Background**

The Company's charter (the "Charter") and the Company's Bylaws ("Bylaws") set forth certain "supermajority" voting standards. Presently, the Company's Charter includes the following supermajority voting provisions:

Removal of Directors: Article VII, Section 7.1(c) provides that: "Except as provided by law with respect to directors elected by stockholders of a class or series, any director or the entire Board of Directors may be removed for cause by the affirmative vote of the holders of not less than 80% of the voting power of [all shares of the Company entitled to vote generally in the election of directors (the "Voting Stock")] then outstanding, voting together as a single class . . .."

Replacement of Directors: Article VII, Section 7.1(d) provides that: "Except as provided by law with respect to directors elected by stockholders of a class or series, a vacancy on the Board of Directors which results from the removal of a director may be filled by the affirmative vote of the holders of not less than 80% of the voting power of the then outstanding Voting Stock, voting together as a single class, and a vacancy which results from any such removal or from any other cause may be filled by a majority of the remaining directors, whether or not sufficient to constitute a quorum."

Alteration, Repeal or Adoption of Bylaws: Article VIII, Section 8.2 provides that: "[A]ny proposed alteration or repeal of, or the adoption of any Bylaw inconsistent with, Sections 2, 8 or 11 of Article I of the Bylaws, with Section 1, 2 or 3 of Article II of the Bylaws, or Article X of the Bylaws or this sentence, by the stockholders shall require the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock then outstanding, voting together as a single class . . .."

Amendment of the Charter: Article IX, Section 9.1 provides that: "[T]he affirmative vote of the holders of at least 80% of the Voting Stock then outstanding, voting together as a single class, at a meeting of the stockholders duly called for such purpose shall be required to alter, amend, adopt any provision inconsistent with or repeal Article V, Article VII, Section 8.2 of Article VIII, or this Article IX of the Charter."

The Company's Bylaws include the following supermajority voting provision:

Alteration, Repeal or Adoption of Bylaw – Amendment of Bylaws: Article X of the Bylaws provides that:

> These Bylaws may be altered or repealed and new Bylaws may be adopted (a) at any annual or special meeting of stockholders by the affirmative vote of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote thereat, *provided, however*, that to the extent set forth in the Charter any proposed alteration or repeal of, or the adoption of, any Bylaw shall require the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock (as defined in the Charter) then outstanding, voting together as a single class, and *provided, further, however,* that, in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new Bylaw or Bylaws must be contained in the notice of such special meeting, or (b) by the affirmative vote of a majority of the Whole Board.

In addition, under the Maryland General Corporation Law (the "MGCL"), the statute pursuant to which the Company is formed, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate with another entity or convert into another form of entity, sell all or substantially all of its assets or engage in a statutory share exchange unless approved by the affirmative vote of stockholders holding at least two-thirds of all the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter (a "Cut-Down Provision"). The Company's charter currently does not contain a Cut-Down Provision.

At the next regularly scheduled meetings of the Committee on Directors and Governance (the "Committee") of the Company's Board of Directors (the "Board") and the Board, which will occur in January 2015, the Committee and the Board will consider approving and recommending to, respectively, the Board and the Company's stockholders for approval at the Company's 2015 Annual Meeting, a proposal (the "Company Proposal") to make certain amendments to the Charter that will eliminate supermajority voting requirements in the Charter and under Maryland Law and replace such supermajority voting requirements with a voting standard of a majority of the votes entitled to be cast, as described below (the "Charter Amendments"). First, if the Company Proposal is approved by the Company's stockholders – which approval will itself require the affirmative vote of 80% of the votes entitled to be cast, in keeping with the current terms of the Charter – Articles of Amendment and Restatement will be filed with the State Department of Assessments and Taxation of Maryland which will amend the Charter to replace the supermajority voting provisions discussed above with a voting standard of a majority of the votes entitled to be cast.[1] Second, the Company Proposal would include an amendment to the Charter to add a Cut-Down Provision, which will result in a standard requiring a majority of the votes entitled to be cast for the Company to dissolve, amend its charter, merge, consolidate with another entity or convert into another form of entity, sell all or substantially all of its assets or engage in a statutory share exchange.

The Committee and the Board will also consider adopting resolutions to approve a conforming amendment to the Bylaws that will eliminate the supermajority voting provision discussed above and replace it with a voting standard of a majority of the votes entitled to be cast, effective upon approval by the Company's stockholders of the Charter Amendments at the 2015 Annual Meeting (the "Bylaw Amendment" and together with the Charter Amendments, the "Amendments"). At that time, the conforming changes contemplated by the Bylaw Amendment will also become effective.

If the Amendments become effective, the Company's Charter and Bylaws will no longer contain any supermajority voting provisions with respect to stockholder votes and the Company will have reduced the supermajority vote provisions of the MGCL referred to above. Drafts of the Articles of Amendment and Restatement containing the Charter Amendments and the Amended and Restated Bylaws containing the Bylaw Amendments are attached as Exhibit B and each is also blacklined to reflect the Amendments. As noted above, Board approval of the Amendments will be considered at a Board meeting to be held in January 2015.

We are submitting this no-action request at this time to meet the timing requirements of Rule 14a-8. Although the Board has not yet approved the Amendments, the Staff has permitted companies to exclude proposals in reliance on Rule 14a-8(i)(9) and 14a-8(i)(10), the two grounds for exclusion under this letter, where the company represents that its board is expected to consider a company proposal that will conflict with a stockholder proposal or substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken. *See, e.g., Nasdaq OMX Group Inc.* (avail. Feb. 22, 2013) (concurring with the exclusion of a stockholder proposal requesting a change of the company's

---

[1] Instead of a majority of the votes entitled to be cast, Article VII, Section 7.1(d) will be amended to generally provide that a vacancy on the Board of Directors which results from the removal of a director may be filled by the stockholders, which will have the effect of defaulting to the standard for director elections in the bylaws. The current standard for director elections is a majority of the votes cast.

supermajority voting standard to a majority of the votes cast standard in its charter and bylaws where the company notified the Staff that its board was expected to consider a conflicting company proposal and later filed a supplemental letter notifying the Staff that the conflicting company proposal had been approved by the board); and *Del Monte Foods Co.* (avail. May 6, 2010) (concurring with the exclusion of a stockholder proposal requesting a change of the company's supermajority voting standard to a majority of the votes cast standard in its charter and bylaws where the company notified the Staff that its board was expected to consider a conflicting company proposal and later filed a supplemental letter notifying the Staff that the conflicting company proposal had been approved by the board). If the Board does not approve the Charter Amendments and submit them to the stockholders for approval, or approve the Bylaw Amendments, the Company will include the Proposal in the Proxy Materials.

Grounds for Omission

NCR believes that the Proposal may be properly omitted from the Proxy Materials pursuant to (A) Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company Proposal to be submitted to the stockholders for consideration at the Company's next Annual meeting, and (B) Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

A. *Rule 14a-8(i)(9)—Conflicts with the company's own proposals.*

Rule 14a-8(i)(9) provides that a stockholder proposal may be excluded from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals submitted to shareholders at the same meeting." In amending Rule 14a-8(i)(9), the Commission clarified that it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." Exchange Act Release No. 40018, n.27 (May 21, 1998). Consistent with the Commission's position, the Staff has consistently concurred that where a stockholder proposal and a company-sponsored proposal present alternative and conflicting decisions for stockholders and if both proposals were to be submitted, could provide inconsistent, ambiguous or inconclusive results, the stockholder proposal may be omitted from the proxy statement under Rule 14a-8(i)(9). *See L-3 Communications Holdings Inc.* (avail. Jan. 28, 2013); *Alcoa, Inc.* (avail. Jan. 12, 2011); *The Walt Disney Company* (avail. Nov. 16, 2009); and *Allergan, Inc.* (avail. Feb. 22, 2010).

The Staff has previously allowed the exclusion of a stockholder proposal that was substantially identical to the Proposal under Rule 14a-8(i)(9) where, as here, the company represents that it will seek stockholder approval of an amendment to reduce provisions containing supermajority thresholds to "a majority of shares outstanding". *See, e.g., SAIC, Inc.* (avail. Feb. 15, 2013); *CVS Caremark Corporation* (avail. Feb. 8, 2013); *Alcoa Inc.* (avail. Jan. 6, 2012); and *Fluor Corp.* (avail. Jan. 25, 2011). And in *SUPERVALU Inc.* (avail. Apr. 20, 2012), the Staff concurred with the exclusion of a stockholder proposal that requested the adoption of simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 75% to 66 2/3%. *See also Duke*

Energy Corp. (avail. Mar. 2, 2012) (concurring with the exclusion of a stockholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing any supermajority provisions from 80% to 75%); and *Piedmont Natural Gas Co., Inc.* (avail. Nov. 17, 2011) (concurring with the exclusions of a stockholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing its then current provisions requiring a supermajority vote of 80% down to 66 2/3%).

The Staff has concurred in excluding a stockholder proposal when inclusion of the conflicting stockholder's proposal would create the potential for inconsistent, ambiguous or inconclusive results. As an example directly on point to the Company's request, in each of the 2011 and 2012 *Alcoa, Inc.* No-Action Letters, the Staff concurred that Alcoa could exclude a proposal that is substantially the same as the Proposal. The Alcoa stockholder's proposal requested that the board of directors take the steps necessary so that each charter and bylaw voting requirement calling for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal. In response, Alcoa represented that it would be submitting company proposals to amend each of the charter provisions implicated by the stockholder's proposal but would be presenting voting standards based on the number of shares outstanding, and not based on the number of votes cast for and against. Alcoa explained that the inclusion of the stockholder's proposal in the proxy materials would create the potential for inconsistent, ambiguous or inconclusive results, because if all of the proposals were approved, Alcoa would be unable to determine the voting standard that stockholders intended to support. In concurring with Alcoa's position, the Staff permitted exclusion of the stockholder's proposal under Rule 14a-8(i)(9) because the inclusion of both the stockholder's proposal and Alcoa's proposals in its proxy material would present alternative and conflicting decisions for stockholders and would create the potential for inconsistent and ambiguous results if the stockholder's proposal and Alcoa's proposals were approved. In the case at hand, NCR faces the same situation – inclusion of the Proposal would present stockholders with two proposals for their vote requiring alternative and conflicting decisions and would create the potential of inconsistent and ambiguous results.

In addition, inclusion of the Proposal may confuse stockholders by implying that the Board did not take positive action to implement the Proposal's objective, which is to eliminate supermajority voting provisions in the Charter and Bylaws, while presenting the Company's proposals simultaneously. Omitting the Proposal from the 2015 Proxy Materials will eliminate potential confusion and will allow for a quicker process of removal of the supermajority voting provisions in the Charter and Bylaws.

We believe that the Proposal may be omitted from the 2015 Proxy Statement under Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company Proposal. Submitting the Proposal along with the Company Proposal to the Company's stockholders would put stockholders in the untenable position of having to reconcile, and vote on, two mutually exclusive proposals. Moreover, a vote on the Proposal and the Company Proposal would create the potential for inconsistent and ambiguous results, given the differing voting thresholds contemplated by the competing proposals. The Charter and the Bylaws cannot be amended to reflect both the Proposal and the Company Proposal, even if the stockholders voted in favor of each. For the reasons set forth above, we respectfully request that the Staff concur that NCR may properly omit the Proposal from its Proxy Materials on the basis of Rule 14a-8(i)(9).

B. *Rule 14a-8(i)(10)—Substantially implemented.*

NCR also believes that it may properly omit the Proposal from the Proxy Materials under Rule 14a-8(i)(10), which provides that a proposal may be excluded from proxy materials if "the company has already substantially implemented the proposal".

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998). Thus, when a company can demonstrate that it has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal that requested a "global warming report" that discussed how the Company's efforts to ameliorate climate change may have affected the global climate when the Company had already made various statements about its efforts related to climate change, which were scattered throughout various corporate documents and disclosures).

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018, at n.30 and accompanying text (May 21, 1998). *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (concurring that a proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting). Differences between a company's actions and a stockholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring that a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees was substantially implemented when the company had verified the legitimacy of 91% of its domestic workforce); and *Masco Corp.* (avail. Mar. 29, 1999) (concurring in the exclusion of a proposal seeking specific criteria for the company's outside directors after the company had adopted a version of the proposal that included modification and clarifications). The Staff has further explained that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

Based on this standard and assuming Board approval of the Amendments, the Company will have substantially implemented the Proposal because the Amendments fulfill the essential objective of the Proposal, which is to eliminate supermajority voting provisions in the Charter and Bylaws and to reduce the statutory supermajority votes discussed above. In fact, the Proposal would state that "Shareholders request that our board take the steps necessary...." and the Board will have, by virtue of the Company Proposal, done exactly that. The Board lacks unilateral authority to adopt the Charter Amendments, but, consistent with the Proposal, will have taken all of the steps necessary to eliminate all stockholder supermajority voting requirements in the Charter. As noted previously, the Board is expected to approve the submission of the Charter Amendments for a stockholder vote at the 2015 Annual Meeting. The Board is also expected to approve the Bylaw Amendments that will be effective upon approval by the stockholders of the Charter Amendments. These actions will eliminate all supermajority voting provisions from the Charter and the Bylaws. By submitting the Charter Amendments to the Company's stockholders at the 2015 Annual Meeting, and by approving the conforming change to the Bylaws that will be effective upon approval by the stockholders of the Charter Amendments, the Company will have addressed the "essential objective" of the Proposal.

The Staff has on numerous occasions, including in connection with stockholder proposals similar to the Proposal, concurred with companies having taken similar action as the Company that such companies have substantially implemented the proposals under Rule 14a-8(i)(10). *See McKesson Corp.* (avail. Apr. 8, 2011, "*McKesson*"); *Express Scripts, Inc.* (avail. Jan. 28, 2010, "*Express Scripts*"); *Applied Materials, Inc.* (avail. Dec. 19, 2008). For example, in *McKesson*, the Staff concurred that the proposal requesting that "each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws" was substantially implemented where the company's board of directors approved amendments to its certificate of incorporation that would eliminate the supermajority voting standards required for amendments to the certificate of incorporation and bylaws and replace such standards with a voting standard based on a majority of outstanding shares. Similarly, in *Express Scripts* the Staff concurred that a proposal requesting that "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" was substantially implemented where the company's board of directors approved a bylaw amendment that would lower the voting standard required to approve certain bylaw amendments from 66 2/3% to a majority of outstanding shares.

As noted above, at a meeting of the Board scheduled to take place in January 2015, the Board is expected to approve the Charter Amendments and direct that the Charter Amendments be submitted to a stockholder vote at the 2015 Annual Meeting. The Board is also expected to approve the conforming change contemplated by the Bylaw Amendments that will become effective upon stockholder approval of the Charter Amendments. Accordingly, if the Company's stockholders approve the Charter Amendments at the 2015 Annual Meeting, and the Charter Amendments are then filed with and accepted for record by the State Department of Assessments and Taxation of Maryland, the Company's Charter and Bylaws would no longer contain supermajority voting requirements and will have reduced the statutory supermajority votes discussed above.

Therefore, the Company believes that these actions achieve the "essential objective" of, and therefore "substantially implement", the Proposal, so that the Company may properly omit the Proposal from the Proxy Materials in accordance with Rule 14a-8(i)(10). Accordingly, we respectfully request that the Staff concur that the Proposal may be properly omitted from the Proxy Materials on the basis of Rule 14a-8(i)(10).

3. **<u>Conclusion</u>**

Based on the foregoing, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from NCR's Proxy Materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that NCR may omit the Proposal from its Proxy Materials, please contact me at (212) 474-1434. I would appreciate your sending your response via e-mail to me at KDrexler@cravath.com as well as to NCR, attention of Edward Gallagher, Acting General Counsel and Corporate Secretary at edward.gallagher@ncr.com.

Very truly yours,

/s/ Kimberley S. Drexler
Kimberley S. Drexler

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls.

Copies w/encl. to:

Myra K. Young
c/o John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Edward Gallagher
Acting General Counsel and Corporate Secretary
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

Elise Kirban
Law Vice President, Associate General Counsel & Chief Ethics & Compliance Officer
NCR Corporation
250 Greenwich Street
7 WTC, 35th floor
New York, NY 10007

Michael D. Schiffer
Venable LLP
750 E. Pratt Street
Suite 900
Baltimore, MD 21202

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

October 24, 2014

Ms. Jennifer M. Daniels
Corporate Secretary
NCR Corporation (NCR)
3097 Satellite Boulevard
Duluth, GA 30096
PH: 937-445-5000

Dear Corporate Secretary,

I am pleased to be a shareholder in NCR Corporation (NCR) and appreciate the leadership NCR has shown in consumer transaction technologies. However, I believe NCR has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Myra K. Young

October 24`, 2014
Date

cc: John Chevedden
Jane Kamenz <jkamenz@coca-cola.com>
Jared Brandman <jbrandman@coca-cola.com>
Gloria Bowden <gbowden@coca-cola.com>

[NCR: Rule 14a-8 Proposal, October 24, 2014]

Proposal 4 – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority.

Please vote to protect shareholder value:

Simple Majority Vote – Proposal 4

Notes:
Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

ARTICLES OF AMENDMENT AND RESTATEMENT

OF

NCR CORPORATION

FIRST: NCR Corporation, a Maryland corporation (the "Corporation"), desires to amend and restate its charter as currently in effect and as hereinafter amended.

SECOND: The following provisions are all of the provisions of the Charter currently in effect and as hereinafter amended:

ARTICLE I

Name

Section 1.1. The name of the Corporation (the "Corporation") is: NCR Corporation.

ARTICLE II

Principal Office, Registered Office and Agent

Section 2.1. The address of the Corporation's principal office in the State of Maryland is 2 Choke Cherry Road, Rockville, Maryland 20815. The resident agent of the Corporation in the State of Maryland is ~~Mallon Snyder~~CSC-Lawyers Incorporating Service Company. The address of the resident agent is ~~99 South Washington~~7 St. Paul Street, ~~Rockville~~Suite 820, Baltimore, Maryland ~~20850.~~21202. Such resident agent is a Maryland ~~resident.~~corporation.

ARTICLE III

Purposes

Section 3.1. The purpose of the Corporation is to engage in any lawful act, activity or business for which corporations may be organized under the General Laws of the State of Maryland as now or hereafter in force. The Corporation shall have all the general powers granted by law to Maryland corporations and all other powers not inconsistent with law which are appropriate to promote and attain its purpose.

ARTICLE IV

Capital Stock

Section 4.1. The Corporation shall be authorized to issue 600,000,000 shares of capital stock, of which 500,000,000 shares shall be classified as "Common Stock", $.01 par value per share ("Common Stock") (having an aggregate par value of $5,000,000.00), and 100,000,000 shares shall be classified as "Preferred Stock", $.01 par value per share ("Preferred Stock") (having an aggregate par value of $1,000,000.00). The aggregate par value of all authorized shares is $6,000,000.00. The Board of Directors may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of stock.

Section 4.2. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. The holders of shares of Common Stock shall be entitled to one vote for each such share upon all proposals presented to the stockholders on which the holders of Common Stock are entitled to vote, except for proposals on which only the holders of another specified class or series of capital stock are entitled to vote. Subject to the provisions of law and any preference rights with respect to the payment of dividends attaching to the Preferred Stock or any series thereof, the holders of Common Stock shall be entitled to receive, as and when declared by the Board of Directors, dividends and other distributions authorized by the Board of Directors in accordance with Maryland General Corporation Law, as in effect from time to time (the "MGCL") and to all other rights of a stockholder pursuant thereto. Except as otherwise provided by law or in the Charter of the Corporation (including in any Articles Supplementary (as defined below)) (the "Charter"), the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote. In the event of a liquidation, dissolution or winding up of the Corporation or other distribution of the Corporation's assets among stockholders for the purpose of winding up the Corporation's affairs, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights, privileges, conditions and restrictions attaching to the Preferred Stock or any series thereof, the Common Stock shall entitle the holders thereof, together with the holders of any other class of stock hereafter classified or reclassified not having a preference on distributions in the liquidation, dissolution or winding up of the Corporation or other distribution of the Corporation's assets among stockholders for the purpose of winding up the Corporation's affairs, whether voluntary or involuntary, to share ratably in the remaining net assets of the Corporation.

Section 4.3. The Preferred Stock may be issued from time to time in one or more series as authorized by the Board of Directors. The Board of Directors shall have the power from time to time to the maximum extent permitted by the MGCL to classify or reclassify, in one or more series, any unissued shares of Preferred Stock, and to reclassify any unissued shares of any series of Preferred Stock, in any such case, by setting or changing the number of shares constituting such series and the designation, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of the stock. In any such event, the Corporation shall file for record with the State Department of Assessments and Taxation of Maryland (or other appropriate entity) articles supplementary in form and substance prescribed by the MGCL (each, an "Articles Supplementary"). Subject to the express terms of any series of Preferred Stock outstanding at the time, the Board of Directors may increase or decrease the number or alter the designation or classify or reclassify any unissued shares of a particular series of Preferred Stock by fixing or altering in one or more respects, from time to time before issuing the shares, any terms, rights, restrictions and qualifications of the shares, including any preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of the shares of the series.

Section 4.4. Subject to the foregoing, the power of the Board of Directors to classify and reclassify any of the shares of capital stock shall include, without limitation, subject to the provisions of the Charter, authority to classify or reclassify any unissued shares of such stock into a class or classes of preferred stock, preference stock, special stock or other stock, and to divide and classify shares of any class into one or more series of such class, by determining, fixing or altering one or more of the following:

(a) the designation of such class or series, which may be by distinguishing number, letter or title:

(b) the number of shares of such class or series, which number the Board of Directors may thereafter (except where otherwise provided in the Articles Supplementary) increase or decrease (but not below the number of shares thereof then outstanding) and any shares of any class or series which have been redeemed, purchased, otherwise acquired or converted into shares of Common Stock or any other class or series shall become part of the authorized capital stock and be subject to classification and reclassification as provided in this Section;

(c) whether dividends, if any, shall be cumulative or noncumulative, and, in the case of shares of any class or series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such class or series shall be cumulative;

(d) the rate of any dividends (or method of determining such dividends) payable to the holders of the shares of such class or series, any conditions upon which such dividends shall be paid and the date or dates or the method for determining the date or dates upon which such dividends shall be payable, and whether any such dividends shall rank senior or junior to or on a parity with the dividends payable on any other class or series of stock;

(e) the price or prices (or method of determining such price or prices) at which, the form of payment of such price or prices (which may be cash, property or rights, including securities of the same or another corporation or other entity) for which, the period or periods within which and the terms and conditions upon which the shares of such class or series may be redeemed, in whole or in part, at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events, if any;

(f) the obligation, if any, of the Corporation to purchase or redeem shares of such class or series pursuant to a sinking fund or otherwise and the price or prices at which, the form of payment of such price or prices (which may be cash, property or rights, including securities of the same or another corporation or other entity) for which, the period or periods within which and the terms and conditions upon which the shares of such class or series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(g) the rights of the holders of shares of such class or series upon the liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the Corporation, which rights may vary depending upon whether such liquidation, dissolution or winding up is voluntary or involuntary and, if voluntary, may vary at different dates, and whether such rights shall rank senior or junior to or on a parity with such rights of any other class or series of stock;

(h) provisions, if any, for the conversion or exchange of the shares of such class or series, at any time or times at the option of the holder or holders thereof or at the option of the Corporation or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock, or any other security, of the Corporation, or any other corporation or other entity, and the price or prices or rate or rates of conversion or exchange and any adjustments applicable thereto, and all other terms and conditions upon which such conversion or exchange may be made;

(i) restrictions on the issuance of shares of the same series or of any other class or series, if any;

(j) the voting rights, if any, of the holders of shares of such class or series in addition to any voting rights required by law;

(k) whether or not there shall be any limitations applicable, while shares of such class or series are outstanding, upon the payment of dividends or making of distributions on, or the acquisition of, or the use of moneys for purchase or redemption of, any stock of the Corporation, or upon any other action of the Corporation, including action under this Section, and, if so, the terms and conditions thereof; and

(l) any other preferences, rights, restrictions, including restrictions on transferability, and qualifications of shares of such class or series, not inconsistent with law and the Charter.

Section 4.5. For the purposes hereof and of any Articles Supplementary to the Charter providing for the classification or reclassification of any shares of capital stock or of any other charter document of the Corporation (unless otherwise provided in any such article or document), any class or series of stock of the Corporation shall be deemed to rank:

(a) prior to another class or series either as to dividends or upon liquidation, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable on liquidation, dissolution or winding up, as the case may be, in preference or priority to holders of such other class or series;

(b) on a parity with another class or series either as to dividends or upon liquidation, whether or not the dividend rates, dividend payment dates or redemption or liquidation price per share thereof be different from those of such others, if the holders of such class or series of stock shall be entitled to receipt of dividends or amounts distributable upon liquidation, dissolution or winding up, as the case may be, in proportion to their respective dividend rates or redemption or liquidation prices, without preference or priority over the holders of such other class or series; and

(c) junior to another class or series either as to dividends or upon liquidation, if the rights of the holders of such class or series shall be subject or subordinate to the rights of the holders of such other class or series in respect of the receipt of dividends or the amounts distributable upon liquidation, dissolution or winding up, as the case may be.

Section 4.6. (a) In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares or otherwise, is permitted under the MGCL, no effect shall be given to amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights upon dissolution are junior to those receiving the distribution.

(b) The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

(c) Except as may be set forth in any Articles Supplementary, the Board of Directors is hereby expressly authorized pursuant to Section 2-309(b)(5) of the MGCL (or any successor similar or comparable provision) to declare or pay a dividend payable in shares of one class of the Corporation's stock to the holders of shares of such class of the Corporation's stock or to the holders of shares of any other class of stock of the Corporation.

ARTICLE V

Stockholder Action

Section 5.1. Except as may be provided in any Articles Supplementary, any corporate action upon which a vote of stockholder is required or permitted may be taken without a meeting or vote of stockholders only with the unanimous written consent of stockholders entitled to vote thereon.

Section 5.2. Except as otherwise required by the MGCL or as provided elsewhere in the Charter or in the Bylaws, special meetings of stockholders of the Corporation for any purpose or purposes may be called only by the Board of Directors or by the President of the Corporation. No business other than that stated in the notice of the special meeting shall be transacted at such special meeting. Each of the Board of Directors, the President and Secretary of the Corporation shall have the maximum power and authority permitted by the MGCL with respect to the establishment of the date of any special meeting of stockholders, the establishment of the record date for stockholders entitled to vote thereat, the imposition of conditions on the conduct of any special meeting of stockholders and all other matters relating to the call, conduct, adjournment or postponement of any special meeting, regardless of whether the meeting was convened by the Board of Directors, the President, the stockholders of the Corporation or otherwise.

ARTICLE VI

Provisions Defining, Limiting and Regulating Powers

Section 6.1. The following provisions are hereby adopted for the purposes of defining, limiting and regulating the powers of the Corporation and the directors and stockholders, subject, however, to any provisions, conditions and restrictions hereafter authorized pursuant to Article IV hereof:

(a) The Board of Directors of the Corporation is empowered to authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, and securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable, and without any action by the stockholders.

(b) No holder of any stock or any other securities of the Corporation, whether now or hereafter authorized, shall have any preemptive right to subscribe for or purchase any stock or any other securities of the Corporation other than such, if any, as the Board of Directors, in its sole discretion, may determine and at such price or prices and upon such other terms as the Board of Directors, in its sole discretion, may fix; and any stock or other securities which the Board of Directors may determine to offer for subscription may, as the Board of Directors in its sole discretion shall determine, be offered to the holders of any class, series or type of stock or other securities at the time outstanding to the exclusion of the holders of any or all other classes, series or types of stock or other securities at the time outstanding.

(c) The Board of Directors of the Corporation shall, consistent with applicable law, have power in its sole discretion to determine from time to time in accordance with sound accounting practice or other reasonable valuation methods what constitutes annual or other net profits, earnings, surplus, or net assets in excess of capital; to fix and vary from time to time the amount to be reserved as working capital, or determine that retained earnings or surplus shall remain in the hands of the Corporation; to set apart out of any finds of the Corporation such reserve or reserves in such amount or amounts and for such proper purpose or purposes as it shall determine and to abolish any such reserve or any part thereof; to distribute and pay distributions or dividends in stock, cash or other securities or property, out of surplus or any other funds or amounts legally available therefor, at such times and to the stockholders of record on such dates as it may, from time to time, determine.

Section 6.2. ~~Unless provided to the contrary in the MGCL or other applicable law, the Charter or the Bylaws, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote~~Notwithstanding any provision of law permitting or requiring any action to be taken or approved by the affirmative vote of stockholders entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the Board of Directors and taken or approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter ~~shall be the act of the stockholders~~.

Section 6.3. No directors shall be disqualified from voting or acting on behalf of the Corporation in contracting with any other corporation in which he may be a director, officer or stockholder, nor shall any director of the Corporation be disqualified from voting or acting in its behalf by reason of any personal interest.

Section 6.4. The Board of Directors shall have power to determine from time to time whether and to what extent and at what times and places and under what conditions and regulations the books, records, accounts and documents of the Corporation, or any of them, shall be open to inspection by stockholders, except as otherwise provided by law or by the Bylaws; and except as so provided no stockholder shall have any right to inspect any book, record, account or document of the Corporation unless authorized to do so by resolution of the Board of Directors.

Section 6.5. The enumeration and definition of particular powers of the Board of Directors included in the foregoing shall in no way be limited or restricted by reference to or inference from the terms of any other clause of this or any other Article of the Charter of the Corporation, or construed as or deemed by inference or otherwise in any manner to exclude or limit any powers conferred upon the Board of Directors under the General Laws of the State of Maryland now or hereafter in force.

ARTICLE VII

Board of Directors

Section 7.1. (a) The Corporation shall have ~~three~~nine directors, which number may be increased or decreased from time to time in such lawful manner as the Bylaws of the Corporation shall provide, but shall never be less than the minimum number permitted by the General Laws of the State of Maryland, as now or hereafter in force.

(b) The directors, other than those who may be elected in accordance with the terms of any Articles Supplementary, shall be divided into three classes. Each such class shall consist, as nearly as may be possible, of one-third of the total number of directors, and any remaining directors shall be included with such group or groups as the Board of Directors shall designate. At the annual meeting of the stockholders of the Corporation for 1996, a class of directors shall be elected for a one-year term, a class of directors shall be elected for a two-year term, and a class of directors shall be elected for a three-year term. At each succeeding annual meeting of stockholders, beginning with 1997, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director.

(c) Except as provided by law with respect to directors elected by stockholders of a class or series, any director or the entire Board of Directors may be removed for cause, by the affirmative vote of the holders of ~~not less than 80% of the voting power of all Voting Stock (as defined below) then outstanding, voting together as a single class~~a majority of the votes entitled to be cast on the matter. Subject to such removal, or the death, resignation or retirement of a director, a director shall hold office until the annual meeting of the stockholders for the year in which such director's term expires and until a successor shall be elected and qualified, except as provided in Section 7.1(d) hereof.

(d) Except as provided by law with respect to directors elected by stockholders of a class or series, a vacancy on the Board of Directors which results from the removal of a director may be filled by the ~~affirmative vote of the holders of not less than 80% of the voting power of the then outstanding Voting Stock, voting together as a single class~~stockholders entitled to vote thereon, and a vacancy which results from any such removal or from any other cause may be filled by a majority of the remaining directors, whether or not sufficient to constitute a quorum. Any director so elected by the Board of Directors shall hold office until the next annual meeting of stockholders and until his successor is elected and qualifies and any director so elected by the stockholders shall hold office for the remainder of the term of the removed director. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(e) Except to the extent prohibited by law or limited by the Charter or the Bylaws, the Board of Directors shall have the power (which, to the extent exercised, shall be exclusive) to fix the number of directors and to establish the rules and procedures that govern the internal affairs of the Board of Directors and nominations for director, including without limitation the vote required for any action by the Board of Directors, and that from time to time shall affect the directors' power to manage the business and affairs of the Corporation and no Bylaw shall be adopted by the stockholders which shall modify the foregoing.

Section 7.2. Advance notice of stockholder nominations for the election of directors and of the proposal of business by stockholders shall be given in the manner provided in the Bylaws of the Corporation, as amended and in effect from time to time. Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VIII

Bylaws

Section 8.1. The Bylaws may contain any provision for the regulation and management of the affairs of the Corporation not inconsistent with law or the provisions of the Charter. Without limiting the foregoing, to the maximum extent permitted by the MGCL from time to time, the Corporation may in its Bylaws confer upon the Board of Directors powers and authorities in addition to those set forth in the Charter and in addition to those expressly conferred upon the Board of Directors by statute as long as such powers and authorities are not inconsistent with the provisions of the Charter.

Section 8.2. ~~Except as provided in the Charter, the~~The Bylaws may be altered or repealed and new Bylaws may be adopted by (a) ~~subject to Section 7.1(e), at any annual or special meeting of stockholders, by~~ the affirmative vote of ~~the holders of~~ a majority of the ~~voting power of all shares of the Corporation entitled to vote generally in the election of directors (the "Voting~~

~~Stock") then outstanding, voting together as a single class; *provided, however,* that any proposed alteration or repeal of, or the adoption of any Bylaw inconsistent with, Sections 2, 8 or 11 of Article I of the Bylaws, with Section 1, 2 or 3 of Article II of the Bylaws, or Article X of the Bylaws or this sentence, by the stockholders shall require the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock then outstanding, voting together as a single class; and *provided, further, however,* that in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new Bylaw or Bylaws must be contained in the notice of such special meeting, or (b) by the affirmative vote of a majority of the total number of directors which the Corporation would have if there were no vacancies on~~votes entitled to be cast on the matter or (b) the Board of Directors.

ARTICLE IX

Amendment of Charter

Section 9.1. The Corporation reserves the right to adopt, repeal, rescind, alter or otherwise amend in any respect any provision contained in this Charter, including but not limited to, any amendments changing the terms or contract rights of any class of its stock by classification, reclassification or otherwise, and all rights now or hereafter conferred on stockholders are granted subject to this reservation. Any amendment ~~of~~to the Charter shall be valid ~~and effective if such amendment shall have been authorized~~only if declared advisable by the Board of Directors and approved by the affirmative vote ~~at a meeting of the stockholders duly called for such purpose~~ of a majority of ~~the total number of shares outstanding and entitled to vote thereon, except that the affirmative vote of the holders of at least 80% of the Voting Stock then outstanding, voting together as a single class, at a meeting of the stockholders duly called for such purpose shall be required to alter, amend, adopt any provision inconsistent with or repeal Article V, Article VII, Section 8.2 of Article VIII, or this Article IX of the Charter~~all the votes entitled to be cast on the matter.

ARTICLE X

Limited Liability; Indemnification

Section 10.1. To the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for money damages. No amendment of the Charter of the Corporation or repeal of any of its provisions shall limit or eliminate the benefits provided to directors and officers under this provision with respect to any act or omission which occurred prior to such amendment or repeal or with respect to any cause of action, suit or claim that, but for this Section 10.1 of this Article X, would accrue or arise, prior to such amendment or repeal.

Section 10.2. The Corporation shall indemnify (a) its directors and officers, whether serving the Corporation or, at its request, any other entity, to the fullest extent required or permitted by the General Laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures and to the fullest extent permitted by law and (b) other employees and agents to such extent as shall be authorized by the Board of Directors or the Corporation's Bylaws and be permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of the Charter, or of any such bylaw, resolution or contract, or repeal of any of their provisions shall limit or eliminate the right to indemnification provided hereunder or thereunder with respect to acts or omissions occurring prior to such amendment or repeal.

ARTICLE XI

Duration

Section 11.1. The duration of the Corporation shall be perpetual.

THIRD: The amendment to and restatement of the charter as hereinabove set forth have been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The current address of the principal office of the Corporation is as set forth in Article II of the foregoing amendment and restatement of the charter.

FIFTH: The name and address of the Corporation's current resident agent is as set forth in Article II of the foregoing amendment and restatement of the charter.

SIXTH: The number of directors of the Corporation is as set forth in Article VII of the foregoing amendment and restatement of the charter. The names of the directors currently in office and the classes of each director are as follows:

Class A: William R. Nuti, Gary J. Daichendt, Robert P. DeRodes

Class B: Edward Boykin, Linda Fayne Levinson, Deanna W. Oppenheimer

Class C: Richard T. McGuire III, Richard L. Clemmer, Kurt P. Kuehn

SEVENTH: The undersigned [·] acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned [·] acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its [·] and attested to by its [·] on this ___ day of _______, 2015.

ATTEST: NCR CORPORATION:

______________________________ By: ____________________ (SEAL)
Name: ______________________ Name:
Title: _______________________ Title:

NCR CORPORATION
BYLAWS
AS AMENDED AND RESTATED ON ~~JANUARY 26, 2011~~ __________, 2015

ARTICLE I.
Stockholders

Section 1. ANNUAL MEETING. The Corporation shall hold annually a regular meeting of its stockholders for the election of the directors and for the transaction of general business, at such place as the Board of Directors shall determine. The annual meeting shall be held on the date and at the time set by the Board of Directors. Such annual meetings shall be general meetings, that is to say, open for the transaction of any business within the powers of the Corporation without special notice unless otherwise required by statute, by the charter of the Corporation (the "Charter") or by these Bylaws. Failure to hold an annual meeting at the designated time shall not, however, invalidate the corporate existence or affect otherwise valid corporate acts.

Section 2. SPECIAL MEETINGS.

(a) General. The Chairman of the Board, President, Chief Executive Officer or Board of Directors may call a special meeting of the stockholders. Subject to subsection (b) of this Section 2, a special meeting of stockholders shall also be called by the Secretary of the Corporation to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

(b) Stockholder Requested Special Meetings. (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the Secretary (the "Record Date Request Notice") by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the stockholders entitled to request a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in a writing accompanying the Record Date Request Notice), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder and each matter proposed to be acted on at the meeting that would be required to be disclosed in connection with the solicitation of proxies for the election of directors in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such a solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which the Record Date Request Notice is received by the Secretary.

(2) In order for any stockholder to request a special meeting to act on any matter that may properly be considered at a meeting of stockholders, one or more written requests for a special meeting (collectively, the "Special Meeting Request") signed by stockholders of record (or their agents duly authorized in a writing accompanying the request) as of the Request Record Date entitled to cast not less than a majority of all of the votes entitled to be cast on such matter at such meeting (the "Special Meeting Percentage") shall be delivered to the Secretary. In addition, the Special Meeting Request shall (a) set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the Secretary), (b) bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, (c) set forth (i) the name and address, as they appear in the Corporation's books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed), (ii) the class, series and number of all shares of stock of the Corporation which are owned (beneficially or of record) by such stockholder and (iii) the nominee holder for, and number of, shares of stock of the Corporation owned beneficially but not of record by such stockholder, (d) be sent to the Secretary by registered mail, return receipt requested, and (e) be received by the Secretary within 60 days after the Request Record Date. Any requesting stockholder (or agent duly authorized in a writing accompanying the revocation

or the Special Meeting Request) may revoke his, her or its request for a special meeting at any time by written revocation delivered to the Secretary.

(3) The Secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of the meeting (including the Corporation's proxy materials). The Secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 2(b), the Secretary receives payment of such reasonably estimated cost prior to the preparation and mailing or delivery of such notice of the meeting.

(4) Except as provided in the next sentence, any special meeting shall be held at such place, date and time as may be designated by the Chairman of the Board, Chief Executive Officer, President or the Board of Directors. In the case of any special meeting called by the Secretary upon the request of stockholders (a "Stockholder Requested Meeting"), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; provided, however, that the date of any Stockholder Requested Meeting shall be not more than 90 days after the record date for such meeting (the "Meeting Record Date"); and provided further that if the Board of Directors fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the Secretary (the "Delivery Date"), a date and time for a Stockholder Requested Meeting, then such meeting shall be held at 2:00 p.m. local time on the 90th day after the Meeting Record Date or, if such 90th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board of Directors fails to designate a place for a Stockholder Requested Meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for any special meeting, the Chairman of the Board, President, Chief Executive Officer or Board of Directors may consider such factors as he, she or it deems relevant, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any Stockholder-Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery Date shall be the Meeting Record Date. The Board of Directors may revoke the notice for any Stockholder- Requested Meeting in the event that the requesting stockholders fail to comply with the provisions of paragraph (3) of this Section 2(b).

(5) If written revocations of the Special Meeting Request have been delivered to the Secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting to the Secretary (i) if the notice of meeting has not already been delivered, the Secretary shall refrain from delivering the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for the special meeting, or (ii) if the notice of meeting has been delivered and if the Secretary first sends to all requesting stockholders who have not revoked requests for a special meeting on a matter written notice of any revocation of a request for the special meeting and written notice of the Corporation's intention to revoke the notice of the meeting or for the chairman of the meeting to adjourn the meeting without action on the matter, (A) the Secretary may revoke the notice of the meeting at any time before ten days before the commencement of the meeting or (B) the chairman of the meeting may call the meeting to order and adjourn the meeting without acting on the matter. Any request for a special meeting received after a revocation by the Secretary of a notice of a meeting shall be considered a request for a new special meeting.

(6) The Chairman of the Board of Directors, President, Chief Executive Officer or the Board of Directors may appoint regionally or nationally recognized independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the Secretary. For the purpose of permitting the inspectors to perform such review, no such purported Special Meeting Request shall be deemed to have been delivered to the Secretary until the earlier of (i) five Business Days after receipt by the Secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that valid requests have been received by the Secretary, as of the Request Record Date, from stockholders of record entitled to cast not less than the Special Meeting Percentage. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7) For purposes of these Bylaws, "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

Section 3. NOTICE. Written, printed or electronic notice of every annual or special meeting of the stockholders shall be given to each stockholder entitled to vote at such meeting and to each stockholder entitled to notice of but not to vote at the meeting, by leaving the notice at his or her residence or usual place of business, by mail, by presenting it to such stockholder personally or by any other means permitted by Maryland law, at least 10 days and not more than 90 days before such meeting. Notice of every meeting shall state the place, day and hour of such meeting and, in the case of a special meeting or as otherwise may be required by statute, the purpose for which the meeting is called. Subject to Section 8(a) of this Article I, any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder's address as it appears on the records of the Corporation, with postage thereon prepaid. If transmitted electronically, such notice shall be deemed to be given when transmitted to the stockholder by an electronic transmission to any address or number of the stockholder at which the stockholder receives electronic transmissions. A single notice to all stockholders who share an address shall be effective as to any stockholder at such address who consents to such notice or after having been notified of the Corporation's intent to give a single notice fails to object in writing to such single notice within 60 days. Failure to give notice of any annual meeting to one or more stockholders, or any irregularity in such notice, shall not affect the validity of any annual meeting if held at the time and place fixed by Section 1 of this Article I, or the validity of any proceedings at any such meeting. The Corporation may postpone or cancel a meeting of stockholders by making a public announcement (as defined in Section 8(c)(3)) of such postponement or cancellation prior to the meeting. Notice of the date to which the meeting is postponed shall be given not less than ten days prior to such date and otherwise in the manner set forth in this section.

Section 4. QUORUM, VOTING AND ADJOURNMENT. At a meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum; but this sentence shall not affect any requirement under any statute or the Charter for the vote necessary for the adoption of any measure. The chairman of any special or annual meeting of stockholders may adjourn or postpone the meeting from time to time, whether or not a quorum is present. No notice of the time and place of adjourned or postponed meetings need be given except as required by law. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment or postponement, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. At any such adjourned or postponed meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified. Except as required by statute, or as provided in the Charter or in these Bylaws, a majority of all the votes cast at a duly called special or annual meeting of stockholders at which a quorum is present shall be sufficient to approve any matter which properly comes before the meeting, including the election of Directors.

Section 5. PROXIES. A stockholder may cast the votes entitled to be cast by the holder of the shares of stock owned of record by the stockholder in person or by proxy executed by the stockholder or by the stockholder's duly authorized agent in any manner permitted by law. Such proxy or evidence of authorization of such proxy shall be filed with the Corporation or its agent before or at the meeting. No proxy shall be valid more than eleven months after its date unless otherwise provided in the proxy.

Section 6. ORGANIZATION AND CONDUCT. Every meeting of stockholders shall be conducted by an individual appointed by the Board of Directors to be chairman of the meeting or, in the absence of such appointment, by the Chairman of the Board or, in the case of a vacancy in the office or absence of the Chairman of the Board, by one of the following officers present at the meeting in the following order: the Vice Chairman of the Board, if there is one, the Chief Executive Officer, the President, the Vice Presidents in their order of rank and seniority, or, in the absence of such officers, a chairman of the meeting chosen by the stockholders by the vote of a majority of the votes cast by stockholders present in person or by proxy. The Secretary, or, in the Secretary's absence, an Assistant Secretary, or in the absence of both the Secretary and Assistant Secretaries, a person appointed by the Board of Directors or, in the absence of such appointment, a person appointed by the chairman of the meeting shall act as Secretary. In the event that the Secretary presides at a meeting of the stockholders, an Assistant Secretary, or in the absence of Assistant Secretaries, an individual appointed by the Board of Directors or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of the chairman and without any action by the stockholders, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by participants; (e) determining when the polls should be opened and closed; (f) maintaining order and security at the meeting; (g) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; (h) concluding a meeting or recessing or adjourning the meeting to a later date and time and at a place announced at the meeting; and (i) complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 7. ADVANCE NOTICE OF STOCKHOLDER NOMINEES FOR DIRECTOR AND OTHER STOCKHOLDER PROPOSALS.

(a) Annual Meetings of Stockholders. (1) Nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record both at the time of giving of notice by the stockholder as provided for in this Section 7(a) and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied in all respects with this Section 7(a). Compliance with the provisions of clause (iii) of the preceding sentence of this Section 7 shall be the exclusive means for a stockholder to make nominations before an annual meeting of stockholders or to submit other business (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Corporation's notice of meeting) before an annual meeting of stockholders.

(2) Without qualification or limitation, in addition to any other applicable requirements, for nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this Section 7, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder's notice shall set forth all information required under this Section 7 and shall be delivered to the Secretary at the principal executive office of the Corporation not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder's notice as described above.

(3) Such stockholder's notice shall set forth

(i) as to each individual whom the stockholder proposes to nominate for election or reelection as a director, (each, a "Proposed Nominee"), all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder (including the Proposed Nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(ii) as to any business that the stockholder proposes to bring before the meeting, a description of such business, the stockholder's reasons for proposing such business at the meeting and any material interest in such business of such stockholder or any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder or the Stockholder Associated Person therefrom;

(iii) as to the stockholder giving the notice, any Proposed Nominee and any Stockholder Associated Person,

(A) the class, series and number of all shares of stock or other securities of the Corporation or any affiliate thereof (collectively, the "Company Securities"), if any, which are owned (beneficially or of record) by such stockholder, Proposed Nominee or Stockholder Associated Person, the date on which each such Company Security was acquired and the investment intent of such acquisition, and any short interest (including any opportunity to profit or share in any benefit from any decrease in the price of such stock or other security) in any Company Securities of any such person,

(B) the nominee holder for, and number of, any Company Securities owned beneficially but not of record by such stockholder, Proposed Nominee or Stockholder Associated Person,

(C) whether and the extent to which such stockholder, Proposed Nominee or Stockholder Associated Person, directly or indirectly (through brokers, nominees or otherwise), is subject to or during the last six months has engaged in any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to (I) manage risk or benefit of changes in the price of Company Securities or (y) any security of any entity that was listed in the Peer Group in the Stock Performance Graph in the most recent annual report to security holders of the Corporation (a "Peer Group Company") for such stockholder, Proposed Nominee or Stockholder Associated Person or (II) increase or decrease the voting power of such stockholder, Proposed Nominee or Stockholder Associated Person in the Corporation disproportionately to such person's economic interest in the Company Securities, and

(D) any substantial interest, direct or indirect (including, without limitation, any existing or prospective commercial, business or contractual relationship with the Corporation), by security holdings or otherwise, of such stockholder, Proposed Nominee or Stockholder Associated Person, in the Corporation, other than an interest arising from the ownership of Company Securities where such stockholder, Proposed Nominee or Stockholder Associated Person receives no extra or special benefit not shared on a *pro rata* basis by all other holders of the same class or series;

(iv) as to the stockholder giving the notice, any Stockholder Associated Person with an interest or ownership referred to in clauses (ii) or (iii) of this paragraph (3) of this Section 78(a) and any Proposed Nominee,

(A) the name and address of such stockholder, as they appear on the Corporation's stock ledger, and the current name and business address, if different, of each such Stockholder Associated Person and any Proposed Nominee and

(B) the investment strategy or objective, if any, of such stockholder and each such Stockholder Associated Person who is not an individual and a copy of the prospectus, offering memorandum or similar document, if any, provided to investors or potential investors in such stockholder and each such Stockholder Associated Person; and

(v) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder's notice.

The Corporation may require such stockholder giving the notice, any Proposed Nominee and any Stockholder Associated Person to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

(4) Notwithstanding anything in this subsection (a) of this Section 7 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased, and there is no public announcement of such action at least 130 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual

meeting, a stockholder's notice required by this Section 7(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Corporation not later than 5:00 p.m., Eastern Time, on the tenth day following the day on which such public announcement is first made by the Corporation.

(5) For purposes of this Section 7, "Stockholder Associated Person" of any stockholder means (i) any person acting in concert with such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder (other than a stockholder that is a depositary) and (iii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such stockholder or such Stockholder Associated Person.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected only (i) by or at the direction of the Board of Directors or (ii) provided that the special meeting has been called in accordance with Section 2 of this Article I for the purpose of electing directors, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 7 and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied in all respects with the notice procedures set forth in this Section 7. Compliance with the provisions of clause (ii) of the preceding sentence of this Section 7 and with the sentence immediately following this sentence shall be the exclusive means for a stockholder to make nominations before a special meeting of stockholders. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board of Directors, any such stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (2) of this Section 7(a) shall be delivered to the Secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting shall not commence a new time period for the giving of a stockholder's notice as described above.

(c) General. (1) If information submitted pursuant to this Section 7 by any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with this Section 7. Any such stockholder shall notify the Corporation of any inaccuracy or change (within two Business Days of becoming aware of such inaccuracy or change) in any such information. Upon written request by the Secretary or the Board of Directors, any such stockholder shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), (A) written verification, satisfactory, in the discretion of the Board of Directors or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 7 and (B) a written update of any information submitted by the stockholder pursuant to this Section 7 as of an earlier date. If a stockholder fails to provide such written verification or written update within such period, the information as to which written verification or written update was requested may be deemed not to have been provided in accordance with this Section 7.

(2) Only such individuals who are nominated in accordance with this Section 7 shall be eligible for election by stockholders as directors, and only such business shall be conducted at a meeting of stockholders as shall have been properly brought before the meeting in accordance with this Section 7. The chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 7.

(3) "Public announcement" shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or other widely circulated news or wire service or (ii) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act.

(4) Notwithstanding the foregoing provisions of this Section 7, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to

the matters set forth in this Section 7. Nothing in this Section 7 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, or the right of the Corporation to omit a proposal from, the Corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations to be considered pursuant to clause (iii) of this Section 7(a)(1) or clause (ii) of the second sentence of the first paragraph of this Section 7(b). Nothing in this Section 7 shall require disclosure of revocable proxies received by the stockholder or Stockholder Associated Person pursuant to a solicitation of proxies after the filing of an effective Schedule 14A by such stockholder or Stockholder Associated Person under Section 14(a) of the Exchange Act.

Section 8. Reserved.

Section 9. Reserved.

Section 10. Reserved.

Section 11. CONTROL SHARE ACQUISITION ACT. The acquisition of shares of common stock of the Corporation by any existing or future stockholders or their affiliates or associates shall be exempt from all of the provisions of Subtitle 7 (entitled "Voting Rights of Certain Control Shares") of Title 3 of the Maryland General Corporation Law (the "MGCL"), as amended. This Section 11 may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and such repeal may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

ARTICLE II.
Board of Directors

Section 1. GENERAL POWERS. Subject to the restrictions contained in the Charter and these Bylaws, the business and affairs of the Corporation shall be managed under the direction of its Board of Directors. The Board of Directors shall have the power to fix the compensation of its members and to provide for the payment of the expenses of directors in attending meetings of the Board of Directors and of any committee of the Board of Directors.

Section 2. TENURE. Subject to removal, death, resignation or retirement of a director, a director shall hold office until the annual meeting of the stockholders for the year in which such director's term expires and until a successor shall be elected and qualify, or a successor appointed as provided in Section 7.1(d) of the Charter.

Section 3. NUMBER. From time to time, the number of directors may be increased to not more than 20, or decreased to not less than the minimum number required by the MGCL, upon resolution approved by a majority of the total number of directors which the Corporation would have if there were no vacancies (the "Whole Board").

Section 4. ANNUAL MEETING. An annual meeting of the Board of Directors shall be held immediately after and at the same place as the annual meeting of stockholders, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 5. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, Chief Executive Officer, President or by a majority of the directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix any place as the place for holding any special meeting of the Board of Directors called by them. The Board of Directors may provide, by resolution, the time and place for the holding of special meetings of the Board of Directors without other notice than such resolution.

Section 6. NOTICE. Notice of any special meeting of the Board of Directors shall be delivered personally or by telephone, electronic mail, facsimile transmission, United States mail or courier to each director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24 hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. Telephone notice shall be deemed to be given when the director or his or her agent is personally given such notice in a telephone call to which the director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the director and receipt of a completed answer-back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be stated in the notice, unless specifically required by statute or these Bylaws.

Section 7. QUORUM AND VOTING. A majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if, at any meeting of the Board of Directors, there shall be less than a quorum present, a majority of the directors present at the meeting, without further notice, may adjourn the same from time to time, until a quorum shall attend. Except as required by applicable law, or as provided in the Charter or these Bylaws, a majority of the directors present at any meeting at which a quorum is present shall decide any questions that may come before the meeting, unless the concurrence of a greater proportion is required for such action by applicable law, the charter or these bylaws. If enough directors have withdrawn from a meeting to leave less than a quorum, but the meeting is not adjourned, the action of the majority of that number of directors necessary to constitute a quorum at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or these Bylaws.

Section 8. TELEPHONE MEETINGS. Members of the Board of Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means constitutes presence in person at a meeting.

Section 9. WRITTEN CONSENT BY DIRECTORS. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each director and filed with the minutes of proceedings of the Board of Directors.

Section 10. RELIANCE. Each director and officer of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be entitled to rely on any information, opinion, report or statement, including any financial statement or other financial data, prepared or presented by an officer or employee of the Corporation whom the director or officer reasonably believes to be reliable and competent in the matters presented, by a lawyer, certified public accountant or other person, as to a matter which the director or officer reasonably believes to be within the person's professional or expert competence, or, with respect to a director, by a committee of the Board of Directors on which the director does not serve, as to a matter within its designated authority, if the director reasonably believes the committee to merit confidence.

Section 11. RATIFICATION. The Board of Directors or the stockholders may ratify and make binding on the Corporation any action or inaction by the Corporation or its officers to the extent that the Board of Directors or the stockholders could have originally authorized the matter. Moreover, any action or inaction questioned in any stockholders' derivative proceeding or any other proceeding on the ground of lack of authority, defective or irregular execution, adverse interest of a director, officer or stockholder, non-disclosure, miscomputation, the application of improper principles or practices of accounting, or otherwise, may be ratified, before or after judgment, by the Board of Directors or by the stockholders, and if so ratified, shall have the same force and effect as if the questioned action or inaction had been originally duly authorized, and such ratification shall be binding upon the Corporation and its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned action or inaction.

ARTICLE III.
Committees of the Board of Directors

Section 1. EXECUTIVE COMMITTEE. (a) The Board of Directors may elect an Executive Committee consisting of three or more directors. If such a Committee is established, the Board of Directors shall appoint one of the members of the Executive Committee to the office of Chairman of the Executive Committee. The Chairman and other members of the Executive Committee shall hold office until the first meeting of the Board of Directors following the annual meeting of stockholders next succeeding their respective elections or, if earlier, until removed by the Board of Directors or until they shall cease to be directors. Vacancies in the Executive Committee or in the office of Chairman of the Executive Committee shall be filled by the Board of Directors.

(b) If such a Committee is established, all the powers of the Board of Directors in the management of the business and affairs of the Corporation, except as otherwise provided by the MGCL, the Charter and these Bylaws, shall vest in the Executive Committee, when the Board of Directors is not in session.

Section 2. AUDIT COMMITTEE. The Board of Directors shall elect an Audit Committee consisting of three or more directors. The Board of Directors shall appoint one of the members of the Audit Committee to the office of Chairman of the Audit Committee. The Chairman and other members of the Audit Committee shall hold office until the first meeting of the Board of Directors following the annual meeting of stockholders next succeeding their respective elections or, if earlier, until removed by the Board of Directors or until they shall cease to be directors. Vacancies in the Audit Committee or in the office of Chairman of the Audit Committee shall be filled by the Board of Directors.

Section 3. COMPENSATION AND HUMAN RESOURCE COMMITTEE. The Board of Directors shall elect a Compensation and Human Resource Committee consisting of two or more directors. The Board of Directors shall appoint one of the members of the Compensation and Human Resource Committee to the office of Chairman of the Compensation and Human Resource Committee. The Chairman and other members of the Compensation and Human Resource Committee shall hold office until the first meeting of the Board of Directors following the annual meeting of stockholders next succeeding their respective elections or, if earlier, until removed by the Board of Directors or until they shall cease to be directors. Vacancies in the Compensation and Human Resource Committee or in the office of Chairman of the Compensation and Human Resource Committee shall be filled by the Board of Directors.

Section 4. COMMITTEE ON DIRECTORS AND GOVERNANCE. The Board of Directors shall elect a Committee on Directors and Governance consisting of two or more directors. The Board of Directors shall appoint one of the members of the Committee on Directors and Governance to the office of Chairman of the Committee on Directors and Governance. The Chairman and other members of the Committee on Directors and Governance shall hold office until the first meeting of the Board of Directors following the annual meeting of stockholders next succeeding their respective elections or, if earlier, until removed by the Board of Directors or until they shall cease to be directors. Vacancies in the Committee on Directors and Governance or in the office of Chairman of the Committee on Directors and Governance shall be filled by the Board of Directors.

Section 5. OTHER COMMITTEES. The Board of Directors may, by resolution adopted by a majority of the entire Board, designate one or more additional committees, each of which shall consist of one or more directors of the Corporation, and if it elects such a committee consisting of more than one director, shall appoint one of the members of the committee to be Chairman thereof.

Section 6. MEETINGS. The Executive Committee and each other committee shall meet from time to time on call of its Chairman or on call of any one or more of its members or the Chairman of the Board for the transaction of any business.

Section 7. QUORUM AND VOTING. At any meeting, however called, of the Executive Committee and each other committee, a majority of its members shall constitute a quorum for the transaction of business. A majority of such quorum shall decide any matter that may come before the meeting.

Section 8. TELEPHONE MEETINGS. Members of any committee of the Board of Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means constitutes presence in person at a meeting.

Section 9. WRITTEN CONSENT BY COMMITTEES. Any action required or permitted to be taken at any meeting of any committee of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each member of the committee is filed with the minutes of proceedings of such committee.

Section 10. MINUTES. The Executive Committee and each other committee shall keep minutes of its proceedings.

ARTICLE IV.
Chairman of the Board / Officers

Section 1. GENERAL. The Board of Directors shall appoint one of their number as Chairman of the Board and may appoint one of their number as Honorary Chairman of the Board, either of whom may or may not also serve as an officer of the Company. In addition, in the event of the absence of the Chairman or in the event that the Chairman ceases, for any reason, to be a member of the Board and the Board has not yet elected a successor, the Board of Directors may appoint one of their number as Acting Chairman of the Board. All of the duties and powers of the Chairman of the Board shall be vested in the Acting Chairman of the Board (in the event the Board has appointed an Acting Chairman). The Board of Directors shall appoint a Chief Executive Officer who may also be a director. The Board of Directors shall also appoint the President and may appoint one or more Senior Vice Presidents and Vice Presidents, who need not be directors, and such other officers and agents with such powers and duties as the Board of Directors may prescribe. The Chief Executive Officer shall appoint a Treasurer and a Secretary, neither of whom need be a director, and may appoint a controller and one or more Assistant Vice Presidents, Assistant Controllers, Assistant Secretaries and Assistant Treasurers, none of whom need be a director. All said officers shall hold office until the first meeting of the Board of Directors following the annual meeting of the stockholders next succeeding their respective elections, and until their successors are appointed and qualify. Any two of said offices, except those of President and Senior Vice President or Vice President, may, at the discretion of the Board of Directors, be held by the same person. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

Section 2. CHIEF EXECUTIVE OFFICER. Subject to any supervisory duties that may be given to the Chairman of the Board by the Board of Directors and the direction of the Board of Directors generally, the Chief Executive Officer shall have direct supervision and authority over the business and affairs of the Corporation. If the Chief Executive Officer is also a director, and in the absence of the Chairman of the Board or the Acting Chairman of the Board, if any, the Chief Executive Officer shall preside at all meetings of the Board of Directors at which he or she shall be present. He or she shall make a report of the operation of the Corporation for the preceding fiscal year to the stockholders at their annual meeting and shall perform such other duties as are incident to his or her office, or as from time to time may be assigned to him or her by the Board of Directors or the Executive Committee, or by these Bylaws.

Section 3. CHAIRMAN OF THE BOARD. The Chairman of the Board (or, in his or her absence, the Acting Chairman of the Board, if there be one, or, in the absence of an Acting Chairman of the Board, the Chief Executive Officer, if a director) shall preside at all meetings of the Board of Directors at which he or she shall be present and shall have such other powers and duties as from time to time may be assigned to him or her by the Board of Directors or the Executive Committee or by these Bylaws. The Board of Directors may select a presiding director who, in the absence of the Chairman of the Board and the Chief Executive Officer, if the Chief Executive Officer is also a director, shall preside at all meetings of the Board of Directors at which he or she shall be present.

Section 4. CHAIRMAN OF THE EXECUTIVE COMMITTEE. The Chairman of the Executive Committee shall preside at all meetings of the Executive Committee at which he or she shall be present.

Section 5. PRESIDENT. Except as otherwise provided in these Bylaws, the President shall perform the duties and exercise all the functions of the Chief Executive Officer in his or her absence or during his or her inability to act, in such manner as from time to time may be determined by the Board of Directors or by the Executive Committee. The President, Senior Vice Presidents and Vice Presidents shall have such other powers, and perform such other duties, as may be assigned to him/her or them by the Board of Directors, the Executive Committee, the Chief Executive Officer, or these Bylaws.

Section 6. SECRETARY. The Secretary shall issue notices for all meetings, shall keep the minutes of all meetings, shall have charge of the records of the Corporation, and shall make such reports and perform such other duties as are incident to his or her office or are required of him or her by the Board of Directors, the Chairman of the Board, the Executive Committee, the Chief Executive Officer, or these Bylaws.

Section 7. TREASURER. The Treasurer shall have charge of all monies and securities of the Corporation and shall cause regular books of account to be kept. The Treasurer shall perform all duties incident to his or her office or required of him or her by the Board of Directors, the Chairman of the Board, the Executive Committee, the Chief

Executive Officer or these Bylaws, and may be required to give bond for the faithful performance of his or her duties in such sum and with such surety as may be required by the Board of Directors or the Executive Committee.

Section 8. ASSISTANT SECRETARIES AND ASSISTANT TREASURERS. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as shall be assigned to them by the Secretary or Treasurer, respectively, or by the President or the Board of Directors.

ARTICLE V.
Fiscal Year

The fiscal year of the Corporation shall end on the 31st day of December in each year, or on such other day as may be fixed from time to time by the Board of Directors.

ARTICLE VI.
Seal

Section 1. SEAL. The Board of Directors shall provide (with one or more duplicates) a suitable seal, containing the name of the Corporation, which shall be in the charge of the Secretary or Assistant Secretaries.

Section 2. AFFIXING SEAL. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word "(SEAL)" adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

ARTICLE VII.
Stock

Section 1. CERTIFICATES. Shares of stock of the Corporation may be represented by share certificates or may be uncertificated. In the event that the Corporation issues shares of stock represented by certificates, such certificates shall be in such form as prescribed by the Board of Directors or a duly authorized officer, shall contain the statements and information required by the MGCL and shall be signed by the officers of the Corporation in the manner permitted by the MGCL. In the event that the Corporation issues shares of stock without certificates, to the extent then required by the MGCL, the Corporation shall provide to the record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates. There shall be no differences in the rights and obligations of stockholders based on whether or not their shares are represented by certificates. If a class or series of stock is authorized by the Board of Directors to be issued without certificates, no stockholder shall be entitled to a certificate or certificates representing any shares of such class or series of stock held by such stockholder unless otherwise determined by the Board of Directors and then only upon written request by such stockholder to the Secretary of the Corporation.

Section 2. TRANSFERS. All transfers of shares of stock shall be made on the books of the Corporation, by the holder of the shares, in person or by his or her attorney, in such manner as the Board of Directors or any officer of the Corporation may prescribe and, if such shares are certificated, upon surrender of certificates duly endorsed. The issuance of a new certificate upon the transfer of certificated shares is subject to the determination of the Board of Directors that such shares shall no longer be represented by certificates. Upon the transfer of uncertificated shares, to the extent then required by the MGCL, the Corporation shall provide to record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates.

The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

Notwithstanding the foregoing, transfers of shares of any class or series of stock will be subject in all respects to the Charter and all of the terms and conditions contained therein.

Section 3. REPLACEMENT CERTIFICATE. Any officer of the Corporation may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, destroyed, stolen or mutilated, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, destroyed, stolen or mutilated; provided, however, if such shares have ceased to be certificated, no new certificate shall be issued unless requested in writing by such stockholder and the Board of Directors has determined that such certificates may be issued. Unless otherwise determined by an officer of the Corporation, the owner of such lost, destroyed, stolen or mutilated certificate or certificates, or his or her legal representative, shall be required, as a condition precedent to the issuance of a new certificate or certificates, to give the Corporation a bond in such sums as it may direct as indemnity against any claim that may be made against the Corporation.

Section 4. FIXING OF RECORD DATE. The Board of Directors may set, in advance, a record date for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or determining stockholders entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of stockholders for any other proper purpose. Such date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than 90 days and, in the case of a meeting of stockholders, not less than ten days, before the date on which the meeting or particular action requiring such determination of stockholders of record is to be held or taken.

When a record date for the determination of stockholders entitled to notice of and to vote at any meeting of stockholders has been set as provided in this section, such record date shall continue to apply to the meeting if adjourned or postponed, except if the meeting is adjourned or postponed to a date more than 120 days after the record date originally fixed for the meeting, in which case a new record date for such meeting may be determined as set forth herein.

Section 5. STOCK LEDGER. The Corporation shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate stock ledger containing the name and address of each stockholder and the number of shares of each class of stock held by such stockholder.

Section 6. FRACTIONAL STOCK; ISSUANCE OF UNITS. The Corporation may (a) issue fractional shares of stock, (b) eliminate a fractional interest by rounding off to a full share of stock, (c) arrange for the disposition of a fractional share by the person entitled to it, (d) pay cash for the fair value of a fractional share of stock as determined as of the time when the person entitled to receive it is determined or (e) provide for the issuance of scrip, all on such terms and under such conditions as the Board of Directors may determine. Notwithstanding any other provision of the Charter or these Bylaws, the Board of Directors may authorize the Corporation to issue units consisting of different securities of the Corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Corporation, except that the Board of Directors may provide that for a specified period securities of the Corporation issued in such unit may be transferred on the books of the Corporation only in such unit.

ARTICLE VIII.
Execution of Instruments

All checks, drafts, bills of exchange, acceptances, debentures, bonds, coupons, notes or other obligations or evidences of indebtedness of the Corporation and also all deeds, mortgages, indentures, bills of sale, assignments, conveyances or other instruments of transfer, contracts, agreements, licenses, endorsements, stock powers, dividend orders, powers of attorney, proxies, waivers, consents, returns, reports, applications, appearances, complaints, declarations, petitions, stipulations, answers, denials, certificates, demands, notices or documents, instruments or writings of any nature shall be signed, executed, verified, acknowledged and delivered by such officers, agents or employees of the Corporation, or any one of them, and in such manner, as from time to time may be determined by the Board of Directors or by the Executive Committee, except as provided by statute, by the Charter or by these Bylaws.

ARTICLE IX.
Waiver of Notice of Meetings

Section 1. STOCKHOLDER MEETINGS. Notice of the time, place and/or purposes of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy;

if any stockholder shall, in writing or by electronic transmission filed with the records of the meeting either before or after the holding thereof, waive notice of any stockholders meeting, notice thereof need not be given to him or her.

Section 2. BOARD MEETINGS. Notice of any meeting of the Board of Directors need not be given to any director if he or she shall, in writing or by electronic transmission filed with the records of the meeting either before or after the holding thereof, waive such notice, or if he or she is present at the meeting (unless he or she is present for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened).

ARTICLE X.
Amendment to Bylaws

These Bylaws may be altered or repealed and new Bylaws may be adopted by (a) ~~at any annual or special meeting of stockholders by~~ the affirmative vote of ~~the holders of~~ a majority of the ~~voting power of the stock issued and outstanding and entitled to vote thereat, *provided, however*, that to the extent set forth in the Charter any proposed alteration or repeal of, or the adoption of, any Bylaw shall require the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock (as defined in the Charter) then outstanding, voting together as a single class, and *provided, further, however*, that, in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new Bylaw or Bylaws must be contained in the notice of such special meeting, or (b) by the affirmative vote of a majority of the Whole Board~~votes entitled to be cast on the matter or (b) the Board of Directors.

ARTICLE XI.
Indemnification

Section 1. MGCL. The provisions of Section 2-418 of the MGCL, as in effect from time to time, and any successor thereto, are hereby incorporated by reference in these Bylaws.

Section 2. GENERAL. The Corporation (a) shall indemnify individuals who are, or were, its directors and officers, whether serving the Corporation or at its request any other entity, to the full extent required or permitted by the laws of the State of Maryland as the same exists or may hereafter be amended or modified from time to time (but, in the case of amendment or modification to such laws, only to the extent that such amendment or modification permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment or modification), including the advance of expenses under the procedures set forth in Section 3 hereof and to the full extent permitted by law and (b) may indemnify other employees and agents to such extent, if any, as shall be authorized by the Board of Directors and be permitted by law, and may advance expenses to employees and agents under the procedures set forth in Section 4 hereof. For purposes of this Article XI, the "advance of expenses" shall include the providing by the Corporation to a director, officer, employee or agent who has been named a party to a proceeding, of legal representation by, or at the expense of, the Corporation.

Section 3. TIMING AND CONTRACTUAL NATURE. Any indemnification of an officer or director or advance of expenses to an officer or director in advance of the final disposition of any proceeding, shall be made promptly, and in any event within 60 days, upon the written request of the director or officer entitled to request indemnification. A request for advance of expenses shall contain the affirmation and undertaking described in Section 4 hereof and be delivered to the General Counsel of the Corporation or to the Chairman of the Board. The right of an officer or director to indemnification and advance of expenses hereunder shall be enforceable by the officer or director entitled to request indemnification in any court of competent jurisdiction, if (a) the Corporation denies such request, in whole or in part, or (b) no disposition thereof is made within 60 days after request. The costs and expenses incurred by the officer or director entitled to request indemnification in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. All rights of an officer or director to indemnification and advance of expenses hereunder shall be deemed to be a contract (with such contract rights to vest at the time of such person's service to or at the request of the Corporation) between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article XI is in effect. Such rights cannot be terminated by the Corporation, the Board of Directors or the stockholders of the Corporation with respect to a person's service prior to the date of such termination. No repeal or modification of this Bylaw shall in any way diminish or adversely affect the rights of any current or former director, officer, employee or agent of the Corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

Section 4. ADVANCE OF EXPENSES. The Corporation may advance expenses, prior to the final disposition of any proceeding, to or on behalf of an employee or agent of the Corporation who is a party to a proceeding as to action taken while employed by or on behalf of the Corporation and who is neither an officer nor director of the Corporation upon (a) the submission by the employee or agent to the General Counsel of the Corporation of a written affirmation that it is such employee's or agent's good faith belief that such employee or agent has met the requisite standard of conduct and an undertaking by such employee or agent to reimburse the Corporation for the advance of expenses by the Corporation to or on behalf of such employee or agent if it shall ultimately be determined that the standard of conduct has not been met and (b) the determination by the General Counsel, in his or her discretion, that advance of expenses to the employee or agent is appropriate in light of all of the circumstances, subject to such additional conditions and restrictions not inconsistent with this Article XI as the General Counsel shall impose.

Section 5. NONEXCLUSIVITY. The indemnification and advance of expenses provided by this Article XI (a) shall not be deemed exclusive of any other rights to which a person requesting indemnification or advance of expenses may be entitled under any law (common or statutory), or any agreement, vote of stockholders or disinterested directors or other provision that is not contrary to law, both as to action in his or her official capacity and as to action in another capacity while holding office or while employed by or acting as agent for the Corporation, and (b) shall continue in respect of all events occurring while a person was a director, officer, employee or agent of the Corporation.

Section 6. EFFECTIVE TIME AND AMENDMENTS. This Article XI shall be effective from and after the date of its adoption and shall apply to all proceedings arising prior to or after such date, regardless of whether relating to facts or circumstances occurring prior to or after such date. Subject to Article X of these Bylaws nothing herein shall prevent the amendment of this Article XI, provided that no such amendment shall diminish the rights of any person hereunder with respect to events occurring or claims made before the adoption of such amendment or as to claims made after such adoption in respect of events occurring before such adoption.

Section 7. AUTHORITY OF BOARD. The Board of Directors may take such action as is necessary to carry out the indemnification provisions of this Article XI and is expressly empowered to adopt, approve and amend from time to time such resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law.

Section 8. SEVERABILITY. The invalidity or unenforceability of any provision of this Article XI shall not affect the validity or enforceability of any other provision hereof. The phrase "this Bylaw" in this Article XI means this Article XI in its entirety.

Section 9. THIRD PARTY BENEFICIARY. The indemnification and advance of expenses provided by, or granted pursuant to, this Article XI shall be binding upon the Corporation (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Corporation) and be enforceable by the persons listed herein and their respective successors and assigns, shall continue as to any such person who has ceased to be a director, trustee, officer, employee or agent of the Corporation or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Corporation, and shall inure to the benefit of such person and his or her spouse, assigns, heirs, devisees, executors and administrators and other legal representatives.